Exhibit 99.1

SILVER WHEATON CORP.

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2006

Dated as of March 21, 2007

Revised on February 8, 2008

Suite 3400, 666 Burrard Street

Vancouver, BC  V6C 2X8

SILVER WHEATON CORP.

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2006

INTRODUCTORY NOTES

Cautionary Note Regarding Forward-Looking Statements

This annual information form contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Forward-looking statements include, but are not limited to, statements with respect to the future price of silver, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton Corp. (“Silver Wheaton”) to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions, the absence of control over mining operations from which Silver Wheaton purchases silver and risks related to these mining operations, including risks related to international operations, actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in this annual information form which is incorporated by reference into Silver Wheaton’s Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C.  Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  Silver Wheaton does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

Currency Presentation and Exchange Rate Information

This annual information form contains references to United States dollars and Canadian dollars.  All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars and Canadian dollars are referred to as “Canadian dollars” or “C$”.

The high, low, average and closing exchange rates for Canadian dollars in terms of the United States dollar for each of the three years ended December 31, 2006, as quoted by the Bank of Canada, were as follows:

	Year ended December 31
	2006	2005	2004

High	C$1.1726	C$1.2841	C$1.3968
Low	1.0990	1.1507	1.1774
Average (1)	1.1341	1.2118	1.3018
Closing	1.1653	1.1659	1.2036

(1)

Calculated as an average of the daily noon rates for each period.

On March 20, 2007, the closing exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada, was US$1.00 = C$1.1606.

Silver Prices

The high, low, average and closing afternoon fixing silver prices in United States dollars per troy ounce for each of the three years ended December 31, 2006, as quoted on the London Bullion Market, were as follows:

	Year ended December 31
	2006	2005	2004

High	$14.94	$9.23	$8.29
Low	8.83	6.39	5.50
Average	11.55	7.32	6.67
Closing	12.90	8.83	6.82

On March 20, 2007, the closing afternoon fixing silver price in United States dollars per troy ounce, as quoted on the London Bullion Market, was $13.25.

CORPORATE STRUCTURE

Pursuant to Articles of Continuance dated December 17, 2004, Silver Wheaton Corp. (“Silver Wheaton” or the “Corporation”) was continued under the Business Corporations Act (Ontario).

The Corporation’s head office is located at Suite 3400, Park Place, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8 and its registered office is located at Suite 2100, 40 King Street West, Toronto, Ontario, M5H 3C2.

The Corporation’s only subsidiary is Silver Wheaton (Caymans) Ltd. (“Silver Wheaton Caymans”) which is wholly-owned and is governed by the laws of the Cayman Islands.  As used in this annual information form, except as otherwise required by the context, reference to “Silver Wheaton” or the “Corporation” means Silver Wheaton Corp. and Silver Wheaton (Caymans) Ltd.

GENERAL DEVELOPMENT OF THE BUSINESS

Luismin Transaction

On October 15, 2004, the Corporation entered into a silver purchase contract (the “Luismin Silver Purchase Contract”) with Goldcorp Inc. (“Goldcorp”) (formerly Wheaton River Minerals Ltd.), Silver Wheaton Caymans and Goldcorp Trading (Barbados) Limited (“Goldcorp Trading”) (formerly Wheaton Trading (Caymans) Ltd.), a wholly-owned subsidiary of Goldcorp, pursuant to which Silver Wheaton Caymans agreed to purchase 100% of the silver produced by Luismin, S.A. de C.V. (“Luismin”), a wholly-owned subsidiary of Goldcorp, from its Mexican mining operations which include the Tayoltita, Santa Rita and Central Block mines in the San Dimas district (collectively, the “San Dimas Mine”), the San Martin mine (recently sold by Goldcorp, however, silver is still required to be delivered to the Corporation by Goldcorp in an amount equal to the silver sales from such mine), the Nukay mine and the Los Filos project (the San Dimas Mine, the San Martin mine, the Nukay mine and the Los Filos project collectively referred to herein as the “Luismin Mines”) for an upfront payment of C$46 million in cash and 108 million common shares of the Corporation (generally referred to herein as the “Common Shares”), plus a payment (the “Luismin Transfer Price”) equal to the lesser of (a) $3.90 per ounce of delivered refined silver (subject to an inflationary price adjustment after October 15, 2007; the inflationary price adjustment is equal to one-half of the US Consumer Price Index up to a maximum of 1.65% and a minimum of 0.4% to be compounded annually after October 15, 2007); and (b) the then prevailing market price per ounce of silver (the “Luismin Transaction”).

On March 30, 2006, the Corporation and Goldcorp amended the Luismin Silver Purchase Contract, eliminating any capital expenditure contributions previously required to be paid by Silver Wheaton.  In consideration for these amendments, the Corporation issued to Goldcorp 18 million Common Shares, representing approximately 9.8% of the then outstanding Common Shares, and a $20 million one year non-interest bearing promissory note.

See “Description of the Business – San Dimas Mine, Mexico” for details regarding the San Dimas Mine.

Rights to Participate in Advanced Projects

The Corporation and Goldcorp have granted each other the option to participate in advanced mineral projects in Mexico pursuant to an option agreement (the “Goldcorp Option Agreement”) dated October 15, 2004 between the Corporation and Goldcorp and an option agreement (the “Luismin Option Agreement”) dated October 15, 2004 between the Corporation and Luismin.  This participation right applies to the Corporation, on the one hand, and Goldcorp or Luismin, on the other hand, if they acquire a direct or indirect interest in any exploration or development property situated anywhere in Mexico, which they did not currently, directly or indirectly, own an interest in.  Should such property be the subject of a positive feasibility study or consist of active mining operations before October 15, 2007, then the owner of the interest will offer the other party the opportunity to purchase and participate in the project by, in the case of a project being offered by Goldcorp or Luismin to the Corporation, the payment of 49% of the total acquisition and exploration costs incurred by Goldcorp or Luismin to that date (together with a commitment to continue to fund 49% of the expenditures incurred, subject to an agreed upon dilution formula) and, in the case of a project being offered by the Corporation to Goldcorp, the payment of 51% of the total acquisition and exploration costs incurred by the Corporation to that date (together with a commitment to continue to fund 51% of the expenditures incurred, subject to an agreed upon dilution formula).  In addition, Goldcorp will be entitled to become the operator of the project.

In connection with Goldcorp’s acquisition of Glamis Gold Ltd. (“Glamis”), the Corporation waived its right to acquire an interest in any of Glamis’ Mexican projects and Goldcorp agreed to negotiate exclusively with the Corporation, until May 3, 2007, for the potential purchase by the Corporation of a portion of the future production of silver to be mined, produced or otherwise recovered from Glamis’ Peñasquito gold project (the “Peñasquito Project”) located in Mexico.  If the Corporation and Goldcorp are not successful in entering into a silver purchase contract on the Peñasquito Project during such time, the Corporation will retain a right of first refusal on any future silver purchase contracts based on the Peñasquito Project, for so long as Goldcorp maintains at least a 20% interest in the Corporation.

Pre-Emptive Right

Pursuant to a pre-emptive rights agreement (the “Pre-Emptive Rights Agreement”) between the Corporation and Goldcorp dated as of October 15, 2004, until October 15, 2007, Goldcorp will, so long as it owns, directly or indirectly at least 20% of the outstanding Common Shares, have the right to maintain its pro- rata interest in the Corporation should the Corporation issue or sell any Common Shares or securities convertible into or exercisable or exchangeable for Common Shares pursuant to an equity financing or an acquisition, merger, corporate reorganization or similar transaction for the fair market value of the equity securities issued pursuant to the financing or other transaction.

Zinkgruvan Transaction

On December 8, 2004, Silver Wheaton Caymans entered into a silver purchase contract (the “Zinkgruvan Silver Purchase Contract”) with Lundin Mining Corporation (“Lundin”) and Zinkgruvan Mining AB (“Zinkgruvan”), a wholly-owned subsidiary of Lundin, pursuant to which Silver Wheaton Caymans agreed to purchase 100% of the silver produced by Zinkgruvan from its zinc/lead/silver mine in Sweden (the “Zinkgruvan Mine”) for an upfront payment of $50 million in cash, 6 million Common Shares and 30 million Silver Wheaton common share purchase warrants (TSX: SLW.WT), plus a payment (the “Zinkgruvan Transfer Price”) equal to the lesser of (a) $3.90 per ounce of silver (subject to an inflationary price adjustment after December 8, 2007; the inflationary adjustment is equal to one-half of the US Consumer Price Index up to a maximum of 1.65% and a minimum of 0.4% to be compounded annually after December 8, 2007); and (b) the then prevailing market price per ounce of silver (the “Zinkgruvan Transaction”).  Zinkgruvan agreed to sell to Silver Wheaton Caymans a minimum of 40 million ounces of refined silver (the “Zinkgruvan Minimum Amount”) within a period of 25 years following the closing of the Zinkgruvan Transaction (the “Zinkgruvan Guarantee Period”).  If at the end of the Zinkgruvan Guarantee Period, the total number of ounces of refined silver sold by Zinkgruvan to Silver Wheaton Caymans is less than the Zinkgruvan Minimum Amount, Zinkgruvan will be required to pay a penalty to Silver Wheaton Caymans equal to the Zinkgruvan Minimum Amount less the number of ounces of refined silver actually sold during the Zinkgruvan Guarantee Period, multiplied by $1.00.

See “Description of the Business – Zinkgruvan Mine, Sweden” for details regarding the Zinkgruvan Mine.

Yauliyacu Transaction

On March 23, 2006, Silver Wheaton Caymans entered into a silver purchase contract (the “Yauliyacu Silver Purchase Contract”) with Glencore International AG (“Glencore”) and Anani Investments Ltd., a wholly-owned subsidiary of Glencore, pursuant to which Silver Wheaton Caymans agreed to purchase up to 4.75 million ounces of silver produced per year, for a period of 20 years, based on production from Glencore’s Yauliyacu mining operations in Perú (the “Yauliyacu Mine”), for an upfront payment of $285 million, comprised of $245 million in cash paid on the closing date and $40 million in cash paid within 120 days of the closing date, plus a payment (the “Yauliyacu Transfer Price”) equal to $3.90 per ounce of silver delivered under the contract (subject to an inflationary price adjustment after March 23, 2009; the inflationary adjustment is equal to one-half of the US Consumer Price Index up to a maximum of 1.65% and a minimum of 1.0% to be compounded annually after March23, 2009) (the “Yauliyacu Transaction”).  In the event that silver produced at the Yauliyacu Mine in any year totals less than 4.75 million ounces, the amount sold to Silver Wheaton Caymans in subsequent years will be increased to make up for the shortfall, so long as production allows.

During the term of the contract, Silver Wheaton has a right of first refusal on any future sales of silver streams from the Yauliyacu Mine and a right of first offer on future sales of silver streams from any other mine owned by Glencore at the time of the initial transaction.  In addition, Silver Wheaton also has an option to extend the 20 year term of the Yauliyacu Silver Purchase Contract in five year increments, on substantially the same terms as the existing contract, subject to an adjustment related to silver price expectations at the time and other factors.

See “Description of the Business – Yauliyacu Mine, Perú” for details regarding the Yauliyacu Mine.

Investments

Bear Creek Mining Corporation

On August 11, 2005, the Corporation acquired 4,821,905 common shares of Bear Creek Mining Corporation (TSXV: BCM) (“Bear Creek”) on the open market for total consideration of $12.2 million (C$14.6 million).  On August 30, 2005, the Corporation acquired 540,000 units of Bear Creek, by way of private placement, for total consideration of $1.5 million (C$1.8 million), each unit being comprised of one common share of Bear Creek and one-half of one common share purchase warrant of Bear Creek.  Each whole warrant entitled the Corporation to purchase one common share of Bear Creek at a price of C$4.25 until August 30, 2007, such warrants being fully exercised by the Corporation on January 11, 2007.  On September 6, 2006, the Corporation acquired an additional 2,314,600 common shares of Bear Creek on the open market for total consideration of $18.5 million (C$20.6 million).  The Corporation currently owns approximately 18.6% of the outstanding common shares of Bear Creek on an undiluted basis and approximately 17.0% on a fully diluted basis.  Bear Creek is earning a 70% interest in the Corani silver project in Perú through continued expenditures and payments.

Revett Minerals Inc.

On November 24, 2006, the Corporation acquired 9,600,000 units of Revett Minerals Inc. (TSX: RVM) (“Revett”), by way of private placement, for total consideration of $9.5 million (C$10.9 million), each unit being comprised of one common share of Revett and one-quarter of one common share purchase warrant of Revett.  Each whole warrant entitles the Corporation to purchase one common share of Revett at a price of C$1.36 until May 24, 2009, provided that if the closing price of the common share of Revett is above C$2.00 for 15 consecutive trading days, Revett may accelerate the expiry of the warrants.  As part of this investment, the Corporation has been granted the right, under certain conditions, to maintain its pro rata interest in Revett in the event that Revett issues additional equity securities.  The Corporation currently owns approximately 17.2% of the outstanding common shares of Revett on an undiluted basis and approximately 19.9% after giving effect to the exercise of the warrants held by the Corporation.  Revett, through its subsidiaries, owns 67% of both the Rock Creek project and the Troy mine located in northwest Montana, United States.

Sabina Silver Corporation

On December 21, 2006, the Corporation acquired 7,800,000 units of Sabina Silver Corporation (TSXV: SBB) (“Sabina”), by way of private placement, for total consideration of $11.2 million (C$12.9 million), each unit being comprised of one common share of Sabina and one-half of one common share purchase warrant of Sabina.  Each whole warrant entitles the Corporation to purchase one common share of Sabina at a price of C$2.75 until December 21, 2010.  Furthermore, if the closing price of the common share of Sabina is above C$5.00 for 15 consecutive trading days, Sabina may accelerate the expiry of the warrants.  As part of this investment, the Corporation has been granted the right to maintain its pro rata interest in Sabina in the event that Sabina issues additional equity securities.  In addition, the Corporation has a right of first refusal on any future sales of silver streams by Sabina from its existing projects.  The Corporation currently owns approximately 14.1% of the outstanding common shares of Sabina on an undiluted basis and approximately 19.9% after giving effect to the exercise of the warrants held by the Corporation.  Sabina owns 100% of the zinc-silver Hackett River project located in northwest Nunavut, Canada.

SNS Silver Corp.

On February 16, 2007, the Corporation acquired 3,300,000 units of SNS Silver Corp. (formerly Strategic Nevada Resources Corp.) (TSXV: SNS) (“SNS”), by way of private placement, for total consideration of $2.123 million (C$2.475 million), each unit being comprised of one common share of SNS and one-half of one common share purchase warrant of SNS.  Each whole warrant entitles the Corporation to purchase one common share of SNS at a price of C$1.25 until August 16, 2008.  The Corporation currently owns approximately 12.6% of the outstanding common shares of SNS on an undiluted basis and approximately 17.8% after giving effect to the exercise of the warrants held by the Corporation.  SNS owns 100% of the Crescent mine in the Coeur d’Alene mining district.

DESCRIPTION OF THE BUSINESS

Silver Wheaton is a mining company with 100% of its operating revenue from the sale of silver.  The Corporation is actively pursuing further growth opportunities, primarily by way of entering into long-term silver purchase contract.  There is no assurance that any such investigations or negotiations will result in the acquisition of additional silver production.

Principal Product

The Corporation’s principal product is silver that it has agreed to purchase pursuant to the Luismin Silver Purchase Contract, the Zinkgruvan Silver Purchase Contract and the Yauliyacu Silver Purchase Contract.  There is a worldwide silver market into which the Corporation can sell the silver purchased from the Luismin and Yauliyacu mines and, as a result, the Corporation will not be dependent on a particular purchaser with regard to the sale of the silver that it acquires from the Luismin or Yauliyacu mines.  The silver concentrate from the Zinkgruvan Mine is purchased from Silver Wheaton by various smelters at the worldwide market price for silver.

Competitive Conditions

Silver Wheaton is the largest public mining company with 100% of its operating revenue from the sale of silver.  The ability of the Corporation to acquire additional silver in the future will depend on its ability to select suitable producing properties and enter into arrangements similar to the Luismin, Zinkgruvan and Yauliyacu transactions.

Operations

Raw Materials

The Corporation purchases silver from the Luismin Mines in Mexico and the Zinkgruvan Mine in Sweden for the lesser of $3.90 per ounce of silver (subject to an inflationary price adjustment after three years from the closing of the Luismin Transaction and the Zinkgruvan Transaction, respectively) and the then prevailing market price per ounce of silver.  The Corporation also purchases silver from the Yauliyacu Mine in Perú for $3.90 per ounce of silver (subject to an inflationary price adjustment after three years from the closing of the Yauliyacu Transaction).

Employees

Currently, the Corporation has nine employees.  Certain administrative services are provided to the Corporation pursuant to an administration and management services agreement (the “Services Agreement”) entered into with Goldcorp on October 15, 2004 pursuant to which the Corporation has agreed to reimburse Goldcorp for such services.  Under the Services Agreement, the Corporation pays a monthly fee to Goldcorp based on actual costs incurred by Goldcorp on behalf of Silver Wheaton, including employee compensation costs, rent and other miscellaneous expenses.

Foreign Operations

The Corporation currently purchases all of its silver from Goldcorp’s Luismin Mines in Mexico, from Lundin’s Zinkgruvan Mine in Sweden and up to 4.75 million ounces of silver per year based on production from Glencore’s Yauliyacu Mine in Perú.  Any changes in regulations or shifts in political attitudes in such foreign countries are beyond the control of the Corporation and may adversely affect its business.  The Corporation may be affected in varying degrees by such factors as government regulations (or changes thereto) with respect to the restrictions on production, export controls, income taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, land claims of local people and mine safety.  The effect of these factors cannot be accurately predicted.  See “Description of the Business — Risk Factors — Risks relating to the Mining Operations — Foreign Operations”.

Risk Factors

The operations of the Corporation are speculative due to the nature of its business which is the purchase of silver production from producing mining companies.  These risk factors could materially affect the Corporation’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Corporation.

Risks relating to the Corporation

Subject to Same Risk Factors as Luismin, Zinkgruvan and Yauliyacu Mines

To the extent that they relate to the production of silver from, or the continued operation of, the Luismin Mines, the Zinkgruvan Mine or the Yauliyacu Mine (the “Mining Operations”), the Corporation will be subject to the risk factors applicable to Luismin, Zinkgruvan and Yauliyacu as set forth below under “Risks relating to the Mining Operations”.

Commodity Prices

The price of the Common Shares and the Corporation’s financial results may be significantly adversely affected by a decline in the price of silver.  The price of silver fluctuates widely, especially in recent years, and is affected by numerous factors beyond the Corporation’s control such as the sale or purchase of silver by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major silver-producing countries throughout the world.

In the event that the prevailing market price of silver is $3.90 per ounce or less (subject to an inflationary price adjustment after three years from the closing of the Luismin Transaction, the Zinkgruvan Transaction or the Yauliyacu Transaction, respectively), the Luismin Transfer Price and the Zinkgruvan Transfer Price will be the then prevailing market price per ounce of silver while the Yauliyacu Transfer Price will be $3.90 and the Corporation will not generate positive cash flow or earnings.

No Control Over Luismin, Zinkgruvan and Yauliyacu Operations

The Corporation has agreed to purchase 100% of all of the refined silver produced by the Luismin Mines, 100% of all of the silver contained in lead concentrate produced by the Zinkgruvan Mine and up to 4.75 million ounces of silver produced per year based on production from the Yauliyacu Mine.  Other than the security interests which have been granted to Silver Wheaton Caymans in the case of Luismin and Zinkgruvan and the guarantee of Glencore in the case of Yauliyacu, the Corporation has no contractual rights relating to the operations of Luismin, Zinkgruvan or Yauliyacu nor does it have any interest in any of the Luismin Mines, the Zinkgruvan Mine or the Yauliyacu Mine.  Other than the penalties payable by Goldcorp Trading, Zinkgruvan and Anani to Silver Wheaton Caymans if, at the end of certain guarantee periods, the total number of ounces of silver sold by Goldcorp Trading, Zinkgruvan or Anani to Silver Wheaton Caymans is less than certain minimum amounts, the Corporation will not be entitled to any compensation if Luismin, Zinkgruvan or Yauliyacu does not meet its forecasted silver production targets in any specified period or if Luismin, Zinkgruvan or Yauliyacu shut down or discontinue their mining operations on a temporary or permanent basis.

Acquisition Strategy

As part of the Corporation’s business strategy, it has sought and will continue to seek new exploration, mining and development opportunities in the resource industry.  In pursuit of such opportunities, the Corporation may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their personnel into the Corporation.  The Corporation cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit the Corporation.

Market Price of the Common Shares and the Common Share Purchase Warrants

The Common Shares are listed and posted for trading on the TSX and on the New York Stock Exchange (the “NYSE”) and the Corporation’s three series of common share purchase warrants are listed and posted for trading on the TSX.  The Corporation’s business is in an early stage of development and an investment in the Corporation’s securities is highly speculative.  Securities of companies involved in the resource industry have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved.  The price of the Common Shares and the Corporation’s common share purchase warrants are also likely to be significantly affected by short-term changes in silver prices or in the Corporation’s financial condition or results of operations as reflected in its quarterly earnings reports.

Dividend Policy

No dividends on the Common Shares have been paid by the Corporation to date.  The Corporation anticipates that it will retain all earnings and other cash resources for the foreseeable future for the operation and development of its business.  The Corporation does not intend to declare or pay any cash dividends in the foreseeable future.  Payment of any future dividends will be at the discretion of the Corporation’s board of directors after taking into account many factors, including the Corporation’s operating results, financial condition and current and anticipated cash needs.

Concentration of Share Ownership

Goldcorp Trading, a wholly-owned subsidiary of Goldcorp, owns approximately 49% of the outstanding Common Shares.  As a result of its share ownership, Goldcorp Trading has the ability to significantly impact the election of the Corporation’s directors and to determine the outcome of corporate actions requiring shareholder approval, including changes to share capital, irrespective of how other shareholders of the Corporation may vote.  Such concentration of ownership may also have the effect of delaying or preventing a change in control of the Corporation.  Pursuant to the Pre-Emptive Rights Agreement, until October 15, 2007, Goldcorp will, so long as it owns, directly or indirectly at least 20% of the outstanding Common Shares, have the right to maintain its pro-rata interest in the Corporation should the Corporation issue or sell any Common Shares or securities convertible into or exercisable or exchangeable for Common Shares pursuant to an equity financing or an acquisition, merger, corporate reorganization or similar transaction for the fair market value of the equity securities issued pursuant to the financing or other transaction.  See “General Development of the Business – Luismin Transaction – Pre-Emptive Right”.

Conflicts of Interest

Certain of the directors and officers of the Corporation also serve as directors and/or officers of other companies involved in natural resource exploration, development and mining operations, in particular Goldcorp, and consequently there exists the possibility for such directors and officers to be in a position of conflict.  Any decision made by any of such directors and officers will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Corporation and its shareholders.  In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in the Business Corporations Act (Ontario) and other applicable laws.

Eduardo Luna, the Chairman of the Corporation, is currently Executive Vice President of Goldcorp and President of Luismin.  Lawrence Bell and Douglas Holtby, two of the directors of the Corporation, are also currently directors of Goldcorp.

Risks relating to the Mining Operations

To the extent that risk factors relate to the Zinkgruvan Mine or the Yauliyacu Mine, the Corporation has relied on publicly available information for the Zinkgruvan Mine and on information provided by Glencore for the Yauliyacu Mine.

Exploration, Development and Operating Risk

Mining operations generally involve a high degree of risk.  The Mining Operations are subject to all the hazards and risks normally encountered in the exploration, development and production of silver, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding, environmental hazards and the discharge of toxic chemicals, explosions and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of mines and other producing facilities, damage to property, injury or loss of life, environmental damage, work stoppages, delays in production, increased production costs and possible legal liability.  Although adequate precautions to minimize risk will be taken, milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability.

The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate.  While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines.  Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site.  It is impossible to ensure that the exploration or development programs planned by Luismin, Zinkgruvan and Yauliyacu will result in a profitable commercial mining operation.  Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure, metal prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.  The exact effect of these factors cannot be accurately predicted.

Environmental Risks and Hazards

All phases of the Mining Operations are subject to environmental regulation in the jurisdictions in which they operate.  These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation.  They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste.  Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees.  There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Mining Operations.  Environmental hazards may exist on the properties on which Luismin, Zinkgruvan and Yauliyacu hold interests which are unknown to Luismin, Zinkgruvan or Yauliyacu at present and which have been caused by previous or existing owners or operators of the properties.

Government approvals and permits are currently, and may in the future be, required in connection with the Mining Operations.  To the extent such approvals are required and not obtained, Luismin, Zinkgruvan and Yauliyacu may be curtailed or prohibited from continuing its mining operations or from proceeding with planned exploration or development of mineral properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or becurtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.  Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Mining Operations and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Governmental Regulation

The Mining Operations and exploration activities are subject to extensive foreign laws and regulations governing exploration, development, production, exports, taxes, labour standards, waste disposal, protection and remediation of the environment, reclamation, historic and cultural resources preservation, mine safety and occupation health, handling, storage and transportation of hazardous substances and other matters.  The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing the Luismin Mines, the Zinkgruvan Mine and the Yauliyacu Mine and other facilities in compliance with such laws and regulations are significant.  It is possible that the costs and delays associated with compliance with such laws and regulations could become such that Luismin, Zinkgruvan or Yauliyacu would not proceed with the development of or continue to operate a mine.  As part of their normal course operating and development activities, Luismin, Zinkgruvan and Yauliyacu have expended significant resources, both financial and managerial, to comply with governmental and environmental regulations and permitting requirements, and will continue to do so in the future.  Moreover, it is possible that future regulatory developments, such as increasingly strict environmental protection laws, regulations and enforcement policies thereunder, and claims for damages to property and persons resulting from the operations of Luismin, Zinkgruvan and Yauliyacu, could result in substantial costs and liabilities in the future.

Environmental Regulation

All phases of mining and exploration operations are subject to governmental regulation including environmental regulation.  Environmental legislation is becoming more strict, with increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and heightened responsibility for companies and their officers, directors and employees.  There can be no assurance that possible future changes in environmental regulation will not adversely affect the Mining Operations.  As well, environmental hazards may exist on a property in which Luismin, Zinkgruvan or Yauliyacu hold an interest which were caused by previous or existing owners or operators of the properties and of which Luismin, Zinkgruvan or Yauliyacu is not aware at present.

Luismin Tailings Management Risks

Certain environmental issues have arisen in respect of the tailings facilities at various Luismin mining operations in Mexico.  Luismin will be required to make further expenditures to maintain compliance with applicable environmental regulations.  To the extent that Luismin’s tailings containment sites do not adequately contain tailings and result in pollution to the environment, Luismin may incur environmental liability for mining activities conducted both prior to and during its ownership of the Luismin operations.  Should Luismin be unable to fund fully the cost of remedying an environmental problem, Luismin may be required to suspend operations or enter into interim compliance measures pending completion of required remediation, which could have a material adverse effect on Luismin.

Permitting

The Mining Operations are subject to receiving and maintaining permits from appropriate governmental authorities.  Although Luismin, Zinkgruvan and Yauliyacu currently have all required permits for their respective operations as currently conducted, there is no assurance that delays will not occur in connection with obtaining all necessary renewals of such permits for the existing operations, additional permits for any possible future changes to operations or additional permits associated with new legislation.  Prior to any development on any of their properties, Luismin, Zinkgruvan and Yauliyacu must receive permits from appropriate governmental authorities.  There can be no assurance that Luismin, Zinkgruvan and Yauliyacu will continue to hold all permits necessary to develop or continue operating at any particular property.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.  Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may be liable for civil or criminal fines or penalties imposed for violations of applicable laws or regulations.  Amendments to current laws, regulations and permitting requirements, or more stringent application of existing laws, may have a material adverse impact on Luismin, Zinkgruvan or Yauliyacu, resulting in increased capital expenditures or production costs, reduced levels of production at producing properties or abandonment or delays in development of properties.

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure.  Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs.  Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Mining Operations.

Mineral Reserve and Mineral Resource Estimates

The reported Mineral Reserves and Mineral Resources for the Luismin Mines, the Zinkgruvan Mine and the Yauliyacu Mine are only estimates.  No assurance can be given that the estimated Mineral Reserves and Mineral Resources will be recovered or that they will be recovered at the rates estimated.  Mineral Reserve and Mineral Resource estimates are based on limited sampling, and, consequently, are uncertain because the samples may not be representative.  Mineral Reserve and Mineral Resource estimates may require revision (either up or down) based on actual production experience.  Market fluctuations in the price of metals, as well as increased production costs or reduced recovery rates, may render certain Mineral Reserves and Mineral Resources uneconomic and may ultimately result in a restatement of estimated reserves and/or resources.

Need for Additional Mineral Reserves

Because mines have limited lives based on Proven and Probable Mineral Reserves, Luismin, Zinkgruvan and Yauliyacu must continually replace and expand their Mineral Reserves as their mines produce precious metals.  The life-of-mine estimates by Luismin, Zinkgruvan and Yauliyacu may not be correct.  The ability of Luismin, Zinkgruvan and Yauliyacu to maintain or increase their annual production of silver will be dependent in significant part on their ability to bring new mines into production and to expand Mineral Reserves at existing mines.

Luismin has an estimated mine life of four years based on Proven and Probable Mineral Reserves.  Historically, Luismin has sustained operations through the conversion of a high percentage of Inferred Mineral Resources to Mineral Reserves.  Inferred Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.  Due to the uncertainty of Inferred Mineral Resources, there is no assurance that Inferred Mineral Resources will be upgraded to Proven and Probable Mineral Reserves as a result of continued exploration.

Land Title

Although the title to the properties owned by Luismin was reviewed by or on behalf of Luismin, no formal title opinions were delivered to Luismin and, consequently, no assurances can be given that there are no title defects affecting such properties.  Luismin’s properties may be subject to prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected defects.  In addition, Luismin may be unable to operate its properties as permitted or to enforce its rights with respect to its properties.

Although Zinkgruvan has investigated the right to explore and exploit its properties and obtained records from government offices with respect to all of the mineral claims comprising its properties, this should not be construed as a guarantee of title.  Other parties may dispute the title to a property or the property may be subject to prior unregistered agreements and transfers or land claims by aboriginal, native, or indigenous peoples.  The title may be affected by undetected encumbrances or defects or governmental actions.  Zinkgruvan has not conducted surveys of all of its properties and the precise area and location of claims or the properties may be challenged.

No assurances can be given that there are no title defects affecting the Yauliyacu Mine.  The Yauliyacu Mine may be subject to prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected defects.  In addition, Glencore may be unable to operate the Yauliyacu Mine as permitted or to enforce its rights with respect to its properties.

Commodity Prices

The price of metals has fluctuated widely in recent years, and future serious price declines could cause continued development of and commercial production from the Mining Operations to be impracticable.  Depending on the price of other metals produced from the mines which generate cash flow to the owners, gold in the case of Luismin and zinc/lead in the case of Zinkgruvan and Yauliyacu, cash flow from mining operations may not be sufficient and Luismin, Zinkgruvan or Yauliyacu could be forced to discontinue production and may lose their interest in, or may be forced to sell, some of their properties.  Future production from the Luismin Mines, the Zinkgruvan Mine and the Yauliyacu Mine is dependent on metal prices that are adequate to make these properties economic.

In addition to adversely affecting the reserve estimates and financial conditions for Luismin, Zinkgruvan and Yauliyacu, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project.  Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project.  Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Additional Capital

The mining, processing, development and exploration of the Mining Operations may require substantial additional financing.  Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration, development or production on any or all of the Luismin, Zinkgruvan or Yauliyacu properties or even a loss of property interest.  There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, will be on satisfactory terms.

Foreign Operations

Luismin’s operations are currently conducted in Mexico, Zinkgruvan’s operations are currently conducted in Sweden and Yauliyacu’s operations are currently conducted in Perú, and as such the operations of each of Luismin, Zinkgruvan and Yauliyacu are all exposed to various levels of political, economic and other risks and uncertainties.  These risks and uncertainties include, but are not limited to, terrorism, hostage taking, military repression, expropriation, extreme fluctuations in currency exchange rates, high rates of inflation, labour unrest, the risks of war or civil unrest, expropriation and nationalization, renegotiation or nullification of existing concessions, licenses, permits, approvals and contracts, illegal mining, changes in taxation policies, restrictions on foreign exchange and repatriation, and changing political conditions, currency controls and governmental regulations that favour or require the rewarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

The Yauliyacu Mine is located in central Perú and, accordingly, is subject to risks normally associated with the operation of mineral properties in Perú.  Perú is a developing country that has experienced political, social and economic unrest in the past and protestors have from time to time targeted foreign mining firms.  The mining operations at the Yauliyacu Mine could be affected in varying degrees by political instability and changes in government regulation relating to foreign investment and the mining business, including expropriation.  Operations may also be affected in varying degrees by possible terrorism, military conflict, crime, fluctuations in currency rates and high inflation.

Changes, if any, in mining or investment policies or shifts in political attitude in Mexico, Sweden or Perú may adversely affect the operations or profitability of Luismin, Zinkgruvan or Yauliyacu, respectively.  Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the operations of Luismin, Zinkgruvan or Yauliyacu.

CIM Standards Definitions

The estimated mineral reserves and mineral resources for the San Dimas Mine have been calculated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) — Definitions Adopted by CIM Council on December 11, 2005 (the “CIM Standards”).  The estimated mineral reserves and mineral resources for the Zinkgruvan Mine have been calculated in accordance with the current (1999) version of the Australasian Code for Reporting of Mineral Resources and Ore Reserves (the “JORC Code”), the Australian worldwide standards, and were restated by Zinkgruvan staff in accordance with the requirements of the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) to comply with the CIM Standards.  The estimated mineral reserves and mineral resources for the Yauliyacu Mine have been calculated in accordance with the JORC Code and were audited by Watts, Griffis and McOuat Limited (“WGM”) in accordance with the requirements of NI 43-101 and restated to comply with the CIM Standards.  The following definitions are reproduced from the CIM Standards:

The term “Mineral Resource” is a concentration or occurrence of diamonds, natural, solid, inorganic or fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.  Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

The term “Inferred Mineral Resource” is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.  The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

The term “Indicated Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

The term “Measured Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

The term “Mineral Reserve” is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.  A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

The term “Probable Mineral Reserve” is the economically mineable part of an Indicated Mineral Resource and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

The term “Proven Mineral Reserve” is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources

This section and elsewhere in this annual information form use the terms “Measured”, “Indicated” and “Inferred” Mineral Resources.  United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.  United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves.  United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

Summary of Mineral Reserves and Mineral Resources

Mineral Reserves

The following table sets forth the estimated Mineral Reserves (silver only) for the San Dimas Mine as of December 31, 2006:

Proven and Probable Mineral Reserves (1)(2)

Category	Tonnes	Silver Grade	Contained Silver
		(grams per tonne)	(ounces)

Proven	1,570,000	410	20,700,000
Probable	2,750,000	375	33,200,000
Proven + Probable	4,320,000	388	53,800,000

(1)

The Mineral Reserves for the San Dimas Mine set out in the table above have been audited by Velasquez Spring, P.Eng., Senior Geologist at WGM, who is a qualified person under NI 43-101.  The Mineral Reserves are classified as proven and probable, and are based on the CIM Standards.  See “Description of the Business — San Dimas Mine, Mexico — Mineral Reserve and Mineral Resource Estimates” for further details.

(2)

Numbers may not add up due to rounding.

The following table sets forth the estimated Mineral Reserves (silver only) for the Los Filos Project as of December 31, 2006:

Proven and Probable Mineral Reserves (1)(2)

Category	Tonnes	Silver Grade	Contained Silver
		(grams per tonne)	(ounces)

Proven	25,160,000	2.8	2,300,000
Probable	177,480,000	6.2	35,600,000
Proven + Probable	202,650,000	5.8	37,900,000

(1)

The Mineral Reserves for the Los Filos Project set out in the table above have been estimated by Reynaldo Rivera, MAusIMM at Luismin, who is a qualified person under NI 43-101.  The Mineral Reserves are classified as proven and probable, and are based on the CIM Standards.

(2)

Numbers may not add up due to rounding.

The Los Filos Project is not considered to be a material property to the Corporation.

The following table sets forth the estimated Mineral Reserves (silver only) for the Zinkgruvan Mine as of December 31, 2006:

Proven and Probable Mineral Reserves (1)

Category	Tonnes	Silver Grade	Contained Silver
		(grams per tonne)	(ounces)

Proven	6,640,000	113	24,110,000
Probable	2,010,000	59	3,820,000
Proven + Probable	8,650,000	100	27,930,000

(1)

The Mineral Reserves for the Zinkgruvan Mine set out in the table above have been estimated by Lars Malmström, Chief Geologist at Zinkgruvan, and Per Hedström, Senior Geologist at Zinkgruvan, who are qualified persons under NI 43-101.  The Mineral Reserves are classified as proven and probable, and are based on the CIM Standards.  See “Description of the Business — Zinkgruvan Mine, Sweden — Mineral Reserve and Mineral Resource Estimates” for further details.

The following table sets forth the estimated Mineral Reserves (silver only) for the Yauliyacu Mine as of December 31, 2005:

Proven and Probable Mineral Reserves (1)

Category	Tonnes	Silver Grade	Contained Silver
		(grams per tonne)	(ounces)

Proven	1,208,000	124	4,820,000
Probable	1,268,000	198	8,070,000
Proven + Probable	2,476,000	162	12,890,000

(1)

The Mineral Reserves for the Yauliyacu Mine set out in the table above have been estimated by Velasquez Spring, P.Eng., Senior Geologist at WGM, who is a qualified person under NI 43-101.  The Mineral Reserves are classified as proven and probable, and are based on the CIM Standards.  See “Description of the Business — Yauliyacu Mine, Perú — Mineral Reserve and Mineral Resource Estimates” for further details.

Mineral Resources

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources

This section uses the terms “Measured”, “Indicated” and “Inferred” Mineral Resources.  United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.  United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves.  United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

The following table sets forth the estimated Mineral Resources (silver only) for the San Dimas Mine as of December 31, 2006:

Inferred Mineral Resources (1)(2)

(excluding Proven and Probable Mineral Reserves)

Tonnes	Silver Grade	Contained Silver
	(grams per tonne)	(ounces)

17,270,000	321	178,100,000

(1)

The Mineral Resources for the San Dimas Mine set out in the table above have been audited by Velasquez Spring, P.Eng., Senior Geologist at WGM, who is a qualified person under NI 43-101.  The Mineral Resources are classified as inferred, and are based on the CIM Standards.  See “Description of the Business — San Dimas Mine, Mexico — Mineral Reserve and Mineral Resource Estimates” for further details.

(2)

Inferred Mineral Resources are not known to the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.

The following table sets forth the estimated Mineral Resources (silver only) for the Los Filos Project as of December 31, 2006:

Measured, Indicated and Inferred Mineral Resources (1)(2)

(excluding Proven and Probable Mineral Reserves)

Category	Tonnes	Silver Grade	Contained Silver
		(grams per tonne)	(ounces)

Measured	10,190,000	4.0	1,300,000
Indicated	79,610,000	5.1	13,000,000
Measured + Indicated	89,800,000	5.0	14,300,000
Inferred	71,490,000	5.4	12,400,000

(1)

The Mineral Resources for the Los Filos Project set out in the table above have been estimated by Reynaldo Rivera, MAusIMM at Luismin, who is a qualified person under NI 43-101.  The Mineral Resources are classified as measured, indicated and inferred, and are based on the CIM Standards.

(2)

Mineral Resources are not known to the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.

The Los Filos Project is not considered to be a material property to the Corporation.

The following table sets forth the estimated Mineral Resources (silver only) for the Zinkgruvan Mine as of December 31, 2006:

Measured, Indicated and Inferred Mineral Resources (1)(2)(3)

(excluding Proven and Probable Mineral Reserves)

Category	Tonnes	Silver Grade	Contained Silver
		(grams per tonne)	(ounces)
Zinc Concentrate
Measured	537,000	24	414,000
Indicated	1,251,000	85	3,419,000
Measured + Indicated	1,788,000	67	3,851,000
Inferred	7,790,000	101	25,296,000

Copper Concentrate
Indicated	2,800,000	32	2,881,000
Inferred	890,000	28	801,000

Totals
Measured			414,000
Indicated			6,300,000
Measured + Indicated			6,714,000
Inferred			26,097,000

(1)

The Mineral Resources for the Zinkgruvan Mine set out in the table above have been estimated by Lars Malmström, Chief Geologist at Zinkgruvan, and Per Hedström, Senior Geologist at Zinkgruvan, who are qualified persons under NI 43-101.  The Mineral Resources are classified as measured, indicated and inferred, and are based on the CIM Standards.  See “Description of the Business — Zinkgruvan Mine, Sweden — Mineral Reserve and Mineral Resource Estimates” for further details.

(2)

Mineral Resources are not known to the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.

(3)

Numbers may not add up due to rounding.

The following table sets forth the estimated Mineral Resources (silver only) for the Yauliyacu Mine as of December 31, 2005:

Measured, Indicated and Inferred Mineral Resources (1)(2)

(excluding Proven and Probable Mineral Reserves)

Category	Tonnes	Silver Grade	Contained Silver
		(grams per tonne)	(ounces)

Measured	2,107,000	265	17,952,000
Indicated	3,012,000	353	34,184,000
Measured + Indicated	5,119,000	317	52,136,000
Inferred	6,886,000	293	64,867,000

(1)

The Mineral Resources for the Yauliyacu Mine set out in the table above have been estimated by Velasquez Spring, P.Eng., Senior Geologist at WGM, who is a qualified person under NI 43-101.  The Mineral Resources are classified as measured, indicated and inferred, and are based on the CIM Standards.  See “Description of the Business — Yauliyacu Mine, Perú — Mineral Reserve and Mineral Resource Estimates” for further details.

(2)

Mineral Resources are not known to the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.

San Dimas Mine, Mexico

At the request of the Corporation, Velasquez Spring, P.Eng., Senior Geologist at WGM, and Gordon Watts, P.Eng., Senior Associate Mineral Economist at WGM, prepared a report dated March 15, 2007 entitled “An audit of the Mineral Reserves/Resources Tayoltita, Santa Rita and San Antonio as of December 31, 2006 for Silver Wheaton Corp.” (the “Luismin Report”).  Velasquez Spring, P.Eng. and Gordon Watts, P.Eng. are each qualified persons and independent of the Corporation within the meaning of NI 43-101.

The following description of the San Dimas Mine has been summarized from the Luismin Report and readers should consult the Luismin Report to obtain further particulars regarding the San Dimas Mine.  The Luismin Report is available for review on the SEDAR website located at www.sedar.com under the Corporation’s profile.

Prior to 2004, the three Luismin mines in the San Dimas district were treated as separate mining units with production from the Tayoltita and Santa Rita mines processed at the Tayoltita mill and production from the San Antonio mine processed at the San Antonio mill.  In late 2003, the San Antonio mill was placed on care and maintenance and closed, and, with all mine production to be processed through the Tayoltita mill, a reclassification was made into three new mining units: Tayoltita, Santa Rita and the Central Block (which includes the San Antonio mine) (hereinafter referred to as “San Antonio/Central Block”).  During 2003, the three operations were also merged and centralized into a single operation under the same management.  It is reported now as San Dimas.

Project Description and Location

Luismin’s three operating mines in the San Dimas district, on the border of Durango and Sinaloa States, are the Tayoltita, Santa Rita and Central Block mines which are located 125 kilometres northeast from Mazatlan, Sinaloa or approximately 150 kilometres west of the city of Durango.  These properties are surveyed and contained in a contiguous block.  The properties cover an area of 22,468.2 hectares and are held by Desarrollos Mineros San Luis, S.A. de C.V., a wholly-owned subsidiary of Luismin.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The San Dimas district is accessed by aircraft in a one hour flight from either Mazatlan or Durango, or by driving ten hours from the city of Durango.  Most of the personnel and light supplies for the San Dimas mines arrive on Luismin’s regular flights from Mazatlan and Durango.  Heavy equipment and supplies are brought in by road from Durango or via a rough road which follows the river bed to San Ignacio but the road is only accessible for about six months of the year during the dry season.  San Ignacio is connected by 70 kilometres of paved roads to Mazatlan.

The Santa Rita mining area is located three kilometres upstream from Tayoltita.  The ore from the Santa Rita mine is trucked along a winding road that follows the Piaxtla River to the Tayoltita mill.  The Central Block mining area is located seven kilometres west of the Tayoltita mine in the State of Sinaloa.  The mine is accessed, from Tayoltita, by a three kilometre long road along the north side of the Piaxtla River and bypassing the town of Tayoltita, to the portal of the San Luis Tunnel, through the tunnel and from the exit, by road, or along the San Vicente River bed to the San Antonio/Central Block mill.  Infrastructure at the San Antonio/Central Block mine includes a mill, small campsite, warehouse, analytical fire assay laboratory and maintenance shops.  The mill was placed on care and maintenance in November 2003.

The San Dimas district is located in the central part of the Sierra Madre Occidental, a mountain range characterized by very rugged topography with steep, often vertical walled valleys and narrow canyons.  Elevations vary from 2,400 metres above mean sea level on the high peaks to elevations of 400 metres above mean sea level in the valley floor of the Piaxtla River.

Regionally, the climate is variable from the coast to the high plateau.  The climate of the San Dimas area is semi-tropical, characterized by relatively high temperatures and humidity, with hot summers (maximum about 35 degrees Celsius) and mild winters.  At higher elevations in the Sierra, frosty nights occur in the winter (November to March).  The majority of the precipitation occurs in the summer (June through September), however, tropical rainstorms during October to January can result in considerable additional rainfall.  The total average annual rainfall varies from about 66 to 108 centimetres.  Weather does not affect the operations and mining is carried out throughout the year in the San Dimas district.

Trees grow sufficiently on the higher ridges to support a timber industry while the lower slopes and valleys are covered with thick brush, cactus and grasses.  Subsistence farming, ranching, mining and timber cutting are the predominant activities of the region’s population.  Tayoltita is the most important population centre in the area with approximately 8,000 inhabitants, including mining company personnel.  Population outside the mining and sawmill camps is sparse.

Water for the mining operations is obtained from wells and from the Piaxtla River.  The town of Tayoltita obtains its water supply from an underground thermal spring at the Santa Rita mine.  Electrical power is provided by a combination of their own power systems and by the Federal Power Commission’s supply system.  Luismin operates hydroelectric and back-up diesel generators which are interconnected with the Federal Power Commission’s supply system.

History

The San Dimas district has experienced a long mining history.  Precious metal production was first reported in 1757.  The Spanish continued working several of the mines until the start of the Mexican War of Independence (1810).  Mining activity in the district then decreased and did not start-up again until the 1880s when the Tayoltita mine was acquired by the San Luis Mining Company.  Later the Contraestaca (San Antonio) mine was discovered along with several large bonanza grade orebodies.

In 1904, the first cyanide mill in Mexico was built at Tayoltita.  By 1940, the Candelaria mine had been mined out and the Candelaria and Contraestaca mines were purchased by the San Luis Mining Company.

A mining law introduced in 1959 in Mexico required that the majority of a Mexican mining company be held by Mexicans and forced the sale of 51% of the shares of the San Luis Mining Company to Mexicans.  In 1961, Minas de San Luis, S.A. de C.V. was formed and assumed operations of the mine.  In 1978, the remaining 49% interest was obtained by Luismin.

Historical production through 2006 from the San Dimas district is estimated at 565 million ounces of silver and 10.5 million ounces of gold, placing the district third in Mexico for precious metal production after Pachuca and Guanajuato.  Production from the San Dimas district during 2006 was approximately 162,700 ounces of gold and 8.7 million ounces of silver (these production numbers do not include production from the San Martin Mine).

Geological Setting

The general geological setting of the San Dimas district is comprised of two major volcanic successions totalling approximately 3,500 metres in thickness: the Lower Volcanic Group (“LVG”) and the Upper Volcanic Group (“UVG”) separated by an erosional and depositional unconformity.

The LVG is of Eocene age predominantly composed of andesites and rhyolitic flows and tuffs and has been locally divided into five units.  The LVG outcrops along the canyons formed by major westward drainage systems and have been intruded by younger members of the batholith complex of granitic to granodioritic composition.  The Socavón rhyolite is the oldest volcanic unit in the district, its lower contact destroyed by the intrusion of the Piaxtla granite.

More than 700 metres thick, the Socavón rhyolite is host for several productive veins in the district.  Overlying the Socavón rhyolite is the 20 to 75 metres thick, well bedded Buelna andesite.  The Buelna andesite is overlain by the Portal rhyolite, ranging in thickness from 50 to 250 metres.

The overlying productive andesite is more than 750 metres in thickness and has been divided into two varieties based on grain size, but is of identical mineralogy.

The overlying Camichin unit, composed of purple to red interbedded rhyolitic and andesite tuffs and flows, is more than 300 metres thick.  It is the host rock of most of the productive ore shoots of Patricia, Patricia 2, Santa Rita, Magdalena and other lesser veins in the Santa Rita mine.

The Las Palmas Formation, at the top of the LVG, is made up of green conglomerates at the base and red arkoses and shales at the top, with a total thickness of approximately 300 metres.  This unit outcrops extensively in the Tayoltita area.

The UVG overlies the eroded surface of the LVG unconformably.  In the San Dimas district, the UVG is divided into a subordinate lower unit composed mainly of lavas of intermediate composition called Guarisamey andesite and an upper unit called the Capping rhyolite.  The Capping rhyolite is mainly composed of rhyolitic ash flows and air-fall tuffs and is up to 1,500 metres thick in the eastern part of the district however within most of the district is about 1,000 metres thick.

The San Dimas district lies within an area of complex normal faulting along the western edge of the Sierra Madre Occidental.  Compressive forces first formed predominantly east-west and east-northeast tension gashes, that were later cut by transgressive north-northwest striking slip faults.  The strike-slip movements caused the development of secondary north-northeast faults, with right lateral displacement.

Five major north-northwest-trending normal faults divide the district into five tilted fault blocks generally dipping 35º to the east.  In most cases, the faults are post ore in age and offset both the LVG and UVG.  All major faults display northeast-southwest extension and dip from near vertical to less than 55º.

Exploration

Typical of epithermal systems, the silver and gold mineralization at the San Dimas district exhibits a vertical zone with a distinct top and bottom that Luismin has termed the Favourable Zone.  At the time of deposition, this Favourable Zone was deposited in a horizontal position paralleling the erosional surface of the LVG on which the UVG was extruded.

This favourable, or productive, zone at San Dimas is some 300 to 600 metres in vertical extent and can becorrelated, based both on stratigraphic and geochronologic relationships, from vein system to vein system and from fault block to fault block.  Using this concept of the dip of the unconformity at the base of the UVG, Luismin is able to infer the dip of the Favourable Zone and with considerable success explore and predict the Favourable Zone in untested areas.

At the Tayoltita deposit, silver-gold ratios have been a useful exploration tool.  In most of the veins, detailed studies have shown that silver-gold ratios increase progressively within the ore zone with the contours strongly elongated along the strike of the vein.  The horizontal elongations of the silver-gold ratios are thought to represent the former flow path of the ore fluids which were subhorizontal at the time of the ore deposition suggesting ore shoots can be found along these possible fluid paths.

Luismin applies a 30% probability factor to the volume of the Favourable Zone to estimate the volume/tonnage of Inferred Mineral Resources that will later be discovered in the zone.  For more than 30 years, Luismin has historically and successfully applied the 30% factor.  The factor was originally developed by comparing the explored area of the active veins at that time (San Luis, Guadalupe, Arana, Cedral, etc.) to the mined out area plus the Mineral Reserve area.

Deposit Types and Mineralization

The deposits of the San Dimas district are high grade, silver-gold-epithermal vein deposits characterized by low sulphidation and adularia-sericitic alteration formed during the final stage of igneous and hydrothermal activity from quartz-monzonitic and andestic intrusions.  As is common in epithermal deposits, the hydrothermal activity that produced the epithermal vein mineralization began a few million years after the intrusion of the closely associated plutonic rocks and several million years after the end of the volcanism that produced the rocks that host the hydrothermal systems.  Older veins appear more common in the eastern part of the district whereas younger veins are found in the western part.

The mineralization is typical of epithermal vein structures with banded and drusy textures.  Within the district, the veins occupy east-west trending fractures except in southern part of Tayoltita where they strike mainly northeast and in the Santa Rita mine where they strike north-northwest.  The veins were formed in two different systems.  The east-west striking veins were the first system developed, followed by a second system of north-northeast striking veins.  Veins pinch and swell and commonly exhibit bifurcation, horse-tailing and cymoidal structures.  The veins vary from a fraction of a centimetre in width to 15 metres, but average 1.7 metres.  They have been followed underground from a few metres in strike-length to more than 1,500 metres.  Three major stages of mineralization have been recognized in the district: (1) an early stage; (2) an ore forming stage; and (3) a late stage quartz.  Three distinct sub-stages of the ore forming stage also have been identified, each characterized by distinctive mineral assemblages with ore grade mineralization always occurring in the three sub-stages: (1) quartz-chlorite-adularia; (2) quartz-rhodonite; and (3) quartz-calcite.  The minerals characteristic of the ore forming stage are composed mainly of white, to light grey, medium to coarse grained crystalline quartz with intergrowths of base metal sulphides (sphalerite, chalcopyrite and galena) as well as pyrite, argentite, polybasite, stromeyerite, native silver and electrum.

The ore shoots within the veins have variable strike lengths (5 to 600 metres), however, most average 150 metres in strike length.  Down-dip extensions are up to 200 metres but are generally less than the strike length.

Drilling

Exploration of the Favourable Zone at the San Dimas district is done both by diamond drilling and by underground development work.  Diamond drilling is predominantly done from underground stations due to the rugged topography, and the distances from the surface locations to the targets.  All exploration drilling and the exploration underground development work is done in-house by Luismin.  Diamond drilling is of NQ/HQ size with excellent core recoveries (in the range of +95%) at a cost of approximately $45 per metre.

Luismin conducts a continuous program of exploration/development diamond drilling throughout the year at each of its mines with its own rigs.  Nine diamond drill rigs are stationed at the San Dimas Mine.

Sampling Method and Approach

Other than the control samples collected at the mill for material balance, two principal types of samples are collected daily from the mine workings: (1) samples of the mineralized zones exposed by the mine workings; and, (2) samples of the diamond drill core from the exploration/development drilling.  Samples are also collected, but on a less routine basis, from mine cars and from the blasted rock pile in a stope.

Individual samples collected from a mineral shoot in certain veins can show considerable variation both vertically and horizontally in the vein as observed by samples from subsequent slices of the stope or from samples taken from the top of the pile of blasted rock in the stope compared to the samples from the back.  Grade control in these veins is achieved in part by the considerable number of samples taken.

Drill core samples, after being sawn in half, are bagged, tagged and sent to the mine assay laboratory.  Several hundreds of samples are collected and processed every month at the mine assay laboratory.

Sample Preparation, Analysis and Security

In the San Dimas district, the mine workings are sampled under the direction of the Luismin Geological Department initially across the vein, at 1.5 metres intervals, with splits along the sample line taken to reflect geological changes.  No sample length is greater than 1.5 metres.  Once the ore block has been outlined and the mining of the block begun, the sample line spacing may be increased to three metres.  Sampling is done by chip-channel sampling, approximately 10 centimetres wide, cut across the vein.  Sample chips of similar size are collected on a canvas sheet, then broken into smaller sized fragments, coned and quartered to produce a 1 to 2 kilogram sample, which is sent for fire assay to the mine assay laboratory.  Sampled intervals are clearly marked on the underground rock faces with spray paint.

Samples are crushed, homogenized, ground and split at the mine assay laboratory to produce a 10 gram representative pulp sample for fire assaying.  Routine quality control is carried out with every tenth sample repeated as a check assay done at the mine assay laboratory, and check assays between the Luismin mine laboratories.  Routine assaying of standards is also carried out at the mine assay laboratory.

Luismin has not routinely sent samples from the mines to off-site laboratories for check assays.  In 2000, Luismin sent a suite of 199 samples (approximately 40 from each deposit) to three off-site laboratories, DMC Durango, Bondar Clegg and Barringer, for check assays for silver and gold.  These samples were also assayed at the Tayoltita and San Antonio/Central Block laboratories.  In general, there was good correlation between the samples assayed at the San Dimas laboratories and the samples assays at the off-site laboratories and between the San Dimas laboratories. There was good correlation between samples assayed at the Tayoltita laboratories and the samples assayed at the San Antonio/Central Block laboratories.

Luismin’s experience has shown considerable variation in grade within the mineralized shoots of the veins, and sampling of the muck piles is not routinely carried out.

Mineral Reserve and Mineral Resource Estimates

Rather than calculating Mineral Reserves/Mineral Resources over a minimum mining width and then applying corrections for dilution and mine losses to determine Mineral Reserves, the method presently used by Luismin is to estimate the reserve in each of the underground mining blocks by using the conventional mining block estimation methods for underground mines and later applying a tonnage and grade correction to determine mineable Mineral Reserves.

Mineral Reserves and Mineral Resources are estimated using the CIM Standards.  See “Description of the Business – CIM Standards Definitions” for CIM Standards definitions.

The following table sets forth the estimated Mineral Reserves (silver only) for the three properties comprising the San Dimas Mine as of December 31, 2006:

Proven and Probable Mineral Reserves (1)(2)(3)(4)(5)(6)

Deposit	Category	Tonnes	Silver Grade	Contained Silver
			(grams per tonne)	(ounces)

Tayoltita	Proven	359,000	332	3,800,000
	Probable	390,000	356	4,500,000
	Probable (Diamond Drilling)	735,000	294	7,000,000
	Proven + Probable (7)	749,000	345	8,300,000

Santa Rita	Proven	206,000	497	3,300,000
	Probable	182,000	403	2,400,000
	Probable (Diamond Drilling)	295,000	330	3,100,000
	Proven + Probable (7)	388,000	453	5,700,000

San Antonio/	Proven	1,001,000	420	13,500,000
Central Block	Probable	543,000	429	7,500,000
	Probable (Diamond Drilling)	604,000	453	8,800,000
	Proven + Probable (7)	1,544,000	423	21,000,000

Total	Proven	1,567,000	410	20,700,000
	Probable	1,115,000	399	14,300,000
	Probable (Diamond Drilling)	1,633,000	359	18,800,000
	Proven + Probable (8)	4,320,000	388	53,800,000

(1)

The Mineral Reserves for the San Dimas Mine set out in the table above have been audited by Velasquez Spring, P.Eng., Senior Geologist at WGM, who is a qualified person under NI 43-101.  The Mineral Reserves are classified as proven and probable, and are based on the CIM Standards.

(2)

Cut-off grades, based on total operating costs for Tayoltita, Santa Rita and San Antonio/Central Block, were $64.31 per tonne.

(3)

All Mineral Reserves are diluted.

(4)

The tonnage factor is 2.7 tonnes per cubic metre.

(5)

Based on a silver price of $7.00 per ounce.

(6)

Numbers may not add up due to rounding.

(7)

Does not include diamond drilling.

(8)

Includes diamond drilling.

The following table sets forth the estimated Mineral Resources (silver only) for the three properties comprising the San Dimas Mine as of December 31, 2006:

Inferred Mineral Resources (1)(2)

(excluding Proven and Probable Mineral Reserves)

Deposit	Tonnes	Silver Grade (grams per tonne)	Contained Silver (ounces)

Tayoltita	7,980,000	321	82,400,000

Santa Rita	4,060,000	329	42,900,000

San Antonio/	5,230,000	314	52,800,000
Central Block

Total	17,270,000	321	178,100,000

(1)

The Inferred Mineral Resources for the San Dimas Mine set out in the table above have been audited by Velasquez Spring, P.Eng., Senior Geologist at WGM, who is a qualified person under NI 43-101.  The Mineral Resources are classified as inferred, and are based on the CIM Standards.

(2)

All Mineral Resources are diluted.  Inferred Mineral Resources are not known to the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.

Mining Operations

Underground gold and silver mining operations are carried out at the Tayoltita, Santa Rita and San Antonio/Central Block mines.  The operations employ cut-and-fill mining with primary access provided by adits and internal ramps from an extensive tunnel system through the steep mountainous terrain.  All milling operations are now carried out at a central milling facility at Tayoltita.  The ore processing is by conventional cyanidation followed by zinc precipitation of the silver and gold followed by refining to doré.  The San Antonio/Central Block mill was placed on care and maintenance in November 2003 with all milling consolidated to the Tayoltita mill and all former San Antonio mine production considered part of the Central Block mine operation.

Tayoltita Mine

The Tayoltita mine is the oldest operating mine in the San Dimas area.  The main access is a 4.4 kilometre tunnel from a portal approximately 400 metres northeast of the Tayoltita mill.  About 570,000 cubic feet per minute of ventilation air is supplied by a combination of natural flow from the access tunnel as well as fan driven through a system of raises.  Raises for ventilation and ore and waste passes are typically developed with boring machines.

The mining method employs mechanized cut-and-fill mining on vein mineralization using waste rock as backfill.  The veins vary from 1 to 3 metres in width and generally dip at 75º to 80º.

Production drilling is completed with jackleg drills or single boom jumbos depending on the vein thickness.  Ore is hauled from the stoping areas, using load, haul and dump (“LHD”) equipment, then by rail haulage to surface through the main access tunnel.  The rail haulage has a trolley system using eight tonne cars.

Santa Rita Mine

The Santa Rita mine main access is by adit approximately three kilometres to the northeast of the Tayoltita mill site.  The mining method employs cut-and-fill mining on vein mineralization.  The vein dip can vary from subvertical to as low as 35º.  In some of the flatter lying areas, the vein thickness allows for a room and pillar mining operation.  Ventilation is maintained by three exhaust fans providing 530,000 cubic feet of air per minute.

The ore haulage is by LHD equipment either to an internal shaft or directly to rail haulage on the main access tunnel where 2.5-tonne rail cars are used on a trolley line to surface.  The shaft employs a double drum hoist with 2.2-tonne skips.  A tunnel excavation to connect the rail haulage to the Tayoltita tunnel has been completed and has reduced ore transport costs by the elimination of the transfer to trucks at surface.  With the haulage integrated into the Tayoltita haulage system, it provides for more blending of the mill ore supply.

San Antonio and Central Block

The San Antonio/Central Block mine is located northwest of Tayoltita and is connected by 20 kilometres of winding dirt road over the mountains.  In 2001, the San Luis tunnel was completed which provides for easier access between San Antonio/Central Block and Tayoltita as well as integration of support services of the two locations.

Mining operations at San Antonio/Central Block work veins that vary in thickness from one to six metres and employ mechanized cut-and-fill mining methods.  Ventilation is by a combination of natural and fan forced methods supplying 290,000 cubic feet of air per minute to the operations.  Ore haulage is by a combination of LHD equipment with highway type trucks used to haul the ore to the Tayoltita mill.

The San Antonio/Central Block site includes a mill and some limited accommodation for the workforce.  The mill operation was shutdown in November 2003 and all milling consolidated at the expanded Tayoltita mill facility.  Following the San Antonio mill shutdown, all underground production was integrated into the Central Block mine area.  Ore haulage from the Central Block mine utilizes a short tunnel on the north side of the Piaxtla River that provides ore haulage to the Tayoltita mill and bypasses the townsite.  The decision to terminate the San Antonio milling operations was made primarily due to the exhaustion of the tailings storage capacity.

Milling Operations

The San Dimas district now has one milling facility at Tayoltita to process the production from the three active mining areas in San Dimas.  The Tayoltita mill has a conventional process flowsheet that employs cyanidation and zinc precipitation for recovery of the gold and silver.  The mill currently has an installed leaching capacity of 2,100 tonnes per day.  The construction and installation to increase the Tayoltita crushing and grinding capacity of the mill to 3,200 tonnes per day is currently underway and expected to be completed at the end of 2008.  In 2006, the mill averaged 1,935 tonnes per day.

The Tayoltita mill presently employs two-stage crushing and single-stage ball milling to achieve 80% passing 200 mesh.  Leaching is completed in a series of tanks providing 72 hours of leach residence time.  The pregnant solution is recovered in a counter current decant circuit with the gold and silver recovered from solution in a zinc precipitation circuit.  Two positive displacement pumps operating in parallel move a high density tailings slurry to a box canyon east of the mill site for permanent disposal.  Refining uses an induction furnace to produce 1,000 ounce silver and gold doré bars.

Environmental

Luismin’s practice in the design and operation of tailings containment sites complies with the requirements of Mexico and with the permits issued for the dams in use at San Dimas; however, improvements are being made to bring all of the tailings dam designs and operations into compliance with international guidelines.  Various assessments and geotechnical testing have been carried out in the past five years to investigate the safety of the dams, design remediation measures and improve the operational performance of the tailings facilities, and various construction works and operational procedures to increase dam safety and improve management of the tailings operations have been initiated.  The San Dimas tailings now employ “dry tailings staking,” one of the three dry tailings operations in Mexico.

Tailings Management

At the time of Goldcorp’s acquisition of the Luismin operations, the practice in the design and operation of tailings containment sites in the San Dimas district complied with the requirements of Mexico and with the permits issued for the dams.  To bring the facilities into compliance with international guidelines, a series of improvements were identified as necessary to reduce risk as well as the potential environmental impact.  Since the acquisition, a number of improvements have been made and extensive work is planned to further improve the standard of the tailings operation.

Luismin’s past practice has been to discharge tailings from the cyanidation mills to unlined structures designed to settle the solids and collect solutions for recycling to the milling operations.  The containment dams were typically constructed with cyclone underflow with the overflow draining to decant structures in the central portion of the dam.  Previously, the tailings containment sites had not been subjected to comprehensive geotechnical investigations before construction, normal safety factors in dam design nor monitoring or control of seepage.

The deficiencies with the tailings management aspect of the operations are being addressed by Luismin and capital investments are currently being made to upgrade the containment structures and tailings operations to bring them in line with international guidelines.  In 2005, $1.34 million was spent on the Tayoltita tailings with an additional expenditure of $2.19 million in 2006.  In 2005, $1.87 million was spent on the San Antonio/Central Block tailings with an additional expenditure of $0.59 million in 2006.  Environmental requirements in Mexico can be expected to become more aligned with international guidelines in the future.  The planned capital expenditures and changes to upgrade the Luismin tailings management are expected to continue to comply with the operating standards required in Mexico, and to ultimately achieve compliance with international guidelines.

Tayoltita Tailings

The very rugged mountainous terrain and steep walled canyons in the San Dimas district have presented formidable challenges to the tailings management as the scale of operations grew and storage areas were depleted.  The Tayoltita operation has developed numerous tailings disposal sites in the valley near the mill and, in more recent years, a tailings dam has been constructed in a valley to the east of the mill.  At that time the operation relied on ten pumping stations to elevate the tailings slurry to the containment site.  The tailings and solution return pipelines were suspended across the river valley on cable supports without any provisions for spill containment in the event of a pipeline failure.

The historical tailings management practice has been to gradually build containment basins on the steep hillsides using thickened tailings while continuously decanting the solutions for recycle to the mill.  On abandonment, the dried tailings have been left to dehydrate and efforts to establish a natural vegetation cover have been undertaken.  The abandoned dams in the area are subject to erosion and instability until remediation measures are taken.  On three of the older tailings dams near the Tayoltita mill, the land has been reclaimed for use as a soccer field, a softball field and a garden nursery.

Monitoring of the Piaxtla River downstream of the Tayoltita tailings deposits has not shown any environmental impact on the water quality.

Under the current San Dimas plan, the Tayoltita mill operation and future expansion will process all ore mined in the district with all tailings deposited in the currently active tailings disposal dam.  Since the acquisition by Goldcorp in 2002, significant capital improvements have been made at the Tayoltita tailings operation and further improvements to the dam and operating practices are planned.

The ten relay tailings slurry pumping stations have been replaced with four positive displacement pumps operating in parallel with the capacity to pump high density tailings the full distance to the dam.  High capacity thickeners have been added to the mill to increase the tailings density and reduce the solution containment, hydrostatic heads, and return capacity required at the tailings dam.  At the river crossing, the tailings pipelines are suspended in a spill recovery trough with provision to divert any spills into a containment area.  The installation of a tailings filtration plant to allow for dry placement of tailings is near completion.

Construction of the initial phase of an earthen berm against the downstream side of the dam has been completed to increase the safety factor of the containment structure.  The project includes the construction of a seepage drainage and collection system below the dam.

San Antonio/Central Block Tailings

Due primarily to the exhausted capacity of the tailings dam, the San Antonio/Central Block mill operation was shutdown in 2003.  The tailings facility is located in a turn in a steep walled river canyon downstream of the mill operation.  The river has been diverted through two tunnels which have been excavated in the canyon wall on the inside of the river bend.  A third tunnel for road access has been excavated and also serves as an additional channel for the river in high flow periods.  In the 2002 due diligence by Goldcorp, the primary concern identified with the San Antonio/Central Block tailings facility over the long term was stability of the dams and maintenance of the diversion tunnels, and the ability of the facility to withstand an extreme storm event, hurricane or an earthquake.

Since the shutdown of the mill operations, some of the risk has been removed by elimination of the hydrostatic head in the tailings facility and diversion of a local drainage channel.  It has been proposed that the dam safety factor be increased by extending the concrete wall on the upstream dam and protection of the downstream dam by covering it with mine waste rock.  These measures would also decrease the erosion potential of the tailings.  Some of this work was initiated while options to close and reclaim the tailings facility were studied.

Luismin has now received approval to reclaim the San Antonio/Central Block tailings facility by stabilizing the dams in their current location, subject to the submittal of an environmental assessment that demonstrates the validity of the plan in the second quarter of 2005.  An access road is being constructed and covering of the tailings with low strength concrete was delayed due to rain in Fall 2006 and is expected to be carried out in mid-2007. Construction of a rock filled berm and a roller compacted concrete stepped spillway has begun.

Capital and Operating Costs

A series of capital expenditures is required to address the remaining environmental deficiencies with the Luismin operations, sustain the existing operations and complete planned expansions of the production capacity.  The capital expenditures in 2005 and 2006 for environmental purposes totalled $6 million.  Capital expenditures are also being made to expand the Tayoltita mill operation to 3,200 tonnes per day as the central milling facility for the San Dimas mining operations at the Tayoltita mine, Santa Rita mine and the Central Block mine.  In addition to expenditures for expansion, capital is also committed to sustain the existing production facilities with equipment replacement and ongoing exploration and mine development.  In 2006, operating costs in the San Dimas district for the three mines averaged $64.32 per tonne.  Detailed operating costs are separately accounted for all aspects of the mining operations to determine the cut-off grade to plan and control the mining operations.  The Luismin operations have achieved significant reductions in operating costs from increasing the scale of operations as well as improvements in the efficiencies of operating methods.  Various improvements such as the integration of the Santa Rita ore haulage with Tayoltita will continue to improve efficiencies and reduce the cost structure.  All operations will incur some increase in operating costs associated with the future tailings operations and associated environmental monitoring.

Markets and Contracts

Luismin ships 70% of the silver and gold doré bars to Peñoles in Torreon, Mexico where a charge of $4.25 per kilogram of doré, based on 99.8% of the contained gold and silver, is paid to Luismin.  The remaining 30% of the doré bars are shipped to the Johnson Matthey refinery in Salt Lake City, Utah where the payment to Luismin is based on 99.8% of the silver and gold content, less a refining charge of $0.14 per troy ounce of silver and $1.00 per troy ounce of gold.

Although Luismin has successfully used a hedging policy in the past for its sale prices, virtually all hedge positions were fulfilled by late 2002 and there are no hedges currently in place.

Zinkgruvan Mine, Sweden

At the request of the Corporation, John R. Sullivan, P.Geo., former Senior Geologist at WGM, and G. Ross MacFarlane, P.Eng., former Senior Associate Metallurgical Engineer at WGM, prepared a report dated December 13, 2004 entitled “A Technical Review of the Zinkgruvan Mine in South-Central Sweden for Silver Wheaton Corp.” (the “Zinkgruvan Report”).  John R. Sullivan, P.Geo. and G. Ross MacFarlane, P.Eng. are each qualified persons and independent of the Corporation within the meaning of NI 43-101.

The following description of the Zinkgruvan Mine, other than the disclosure under the heading “Mineral Reserve and Mineral Resource Estimates”, has been summarized from the Zinkgruvan Report and readers should consult the Zinkgruvan Report to obtain further particulars regarding the Zinkgruvan Mine.  The Zinkgruvan Report is available for review on the SEDAR website located at www.sedar.com under the Corporation’s profile.

The Mineral Reserves and Mineral Resources for the Zinkgruvan Mine set out in the table under “Mineral Reserve and Mineral Resource Estimates” below have been estimated by Lars Malmström, Chief Geologist at Zinkgruvan, and Per Hedström, Senior Geologist at Zinkgruvan, who are each qualified persons under NI 43-101.

Project Description and Location

The Zinkgruvan Mine is located in south-central Sweden in Narke County.  It lies 175 kilometres in a straight line west-southwest of Stockholm and 210 kilometres northeast of Goteborg.  While there is a small village called Zinkgruvan surrounding the mine installations, the nearest significant communities are Ammeberg and Askersund, respectively 10 kilometres and 15 kilometres northwest of the Zinkgruvan Mine.

Zinkgruvan has held a variety of mineral rights covering the deposit and immediate area for many years and as recently as 2002 consolidated certain small exploitation concessions into one larger one.  The immediate Zinkgruvan Mine area property consists of four contiguous blocks totaling 679.38 hectares in area.  Zinkgruvan also holds a small exploitation concession called Marketorp, located 35 kilometres east of the Zinkgruvan Mine, which covers historic zinc, lead showings and exploration work is planned.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The community of Askersund has a population of about 14,000.  The village of Zinkgruvan has about 450 inhabitants.  Zinkgruvan is the largest private employer in the municipality with about 287 employees.  Other local economic activities include agriculture, construction and light service industries.  The town of Askersund has a modest tourist industry in the summer and is a full service community.  There is an extensive network of paved highways, rail service, excellent telecommunications facilities, national grid electricity, an ample supply of water and a highly educated workforce.

The Zinkgruvan property can be reached from Stockholm along highway E18 in a westerly direction for a distance of 200 kilometres to Örebro; from Örebro southward on highway E20 and County Road 50 for a distance of 20 kilometres to Askersund, and then by a secondary paved road for a further 15 kilometres through Ammeberg to Zinkgruvan.  Access to Örebro is also possible by rail and by aircraft on scheduled flights from Stockholm and Copenhagen amongst other locations.  The port of Otterbäcken on Lake Vänern is about 100 kilometres from Zinkgruvan by road.  The port of Göteborg on Sweden’s west coast is accessible by lake and canal from Otterbäcken, a distance of 200 kilometres.

Sweden has a milder climate than other areas equally far north.  Stockholm has an average temperature of 18 degrees Celsius in July.  The winter temperatures average slightly below freezing and snowfall is moderate.  Temperature records for Zinkgruvan show that the mean annual temperature is 5.5 degrees Celsius.  Mean monthly temperatures are below freezing from December through March.  The coldest month is February, with an average maximum temperature of -4.1 degrees Celsius and an average minimum of -11.1 degrees Celsius.  The warmest month is August with an average maximum temperature of 18.2 degrees Celsius and an average minimum of 12.2 degrees Celsius.  Annual precipitation is about 750 millimetres.  It ranges from a low of 11 millimetres in March to a high of 144 millimetres in August.

Zinkgruvan is located in very gently rolling terrain at about 175 metres above mean sea level (“masl”) and relief in the area is 30 metres to 50 metres.  It is largely forest and drift covered and cut by numerous small, slow moving streams, typical of glaciated terrain and very reminiscent of boreal-forested areas of Canada such as the Abitibi area of northern Ontario and Quebec.  Outcrop is scarce.

History

The Zinkgruvan deposit has been known since the 16th century but it was not until 1857 that large scale production began under the ownership of the Vieille Montagne Company of Belgium.  Vieille Montagne merged into Union Miniere in 1990.

In the years immediately following the opening of the Zinkgruvan Mine, production was carried out on a modest scale.  Hand sorting and heavy media separation were sometimes employed to upgrade mined material.  Later, for many years up to the end of 1976, the rate of production was around 300,000 tonnes annually.  In the mid-1970s, a new main shaft was sunk to gain access to additional ore, the mining method was modified to allow for heavier, mechanized equipment, a new concentrator and tailings disposal facilities were built adjacent to the mine and the Ammeberg facilities were largely rehabilitated and abandoned.  These new facilities were brought on line at the beginning of 1977 and the rate of production gradually began to increase towards the target of 600,000 tonnes annually, which was achieved in 1982.  Since then, the production rate has been further increased to its present approximately 800,000 tonnes annually.  Nominal milling capacity is 900,000 tonnes annually but the operation has never achieved this level.  Potential future options include increasing the production rate to up to 1,500,000 tonnes annually including up to 500,000 tonnes annually from the copper zone.

Zinkgruvan does not have detailed historic production figures readily available, however, it appears that from 1860 to the end of 2003, 29.9 million tonnes grading 11.3% zinc, 2.4% lead have been produced.  Silver grade has been recorded only since 1980.

In late 1995, North Limited of Australia purchased the mine from Union Miniere and, in addition to mining, carried out an aggressive exploration program in the immediate and surrounding area.  This program was, however, cut short before any significant diamond drilling was carried out and all North Limited’s non-core mineral rights other than Marketorp subsequently lapsed.  No off-site exploration has been conducted since 1999.  In August 2000, Rio Tinto became the owner of Zinkgruvan when it acquired North Limited and in June 2004 Zinkgruvan was acquired by South Atlantic Ventures Ltd., which shortly thereafter changed its name to Lundin Mining Corporation.

Geological Setting

Regional and Local Geology, Metamorphism and Structure

Zinkgruvan is located in the southwest corner of the Proterozoic-aged Bergslagen greenstone belt/mining district, famed for its numerous iron ore and base metal mines, notably the Falun deposit (200 kilometres north of Zinkgruvan), which saw production from before the year 1000 until 1992.  The ore-bearing Bergslagen district is part of the southern volcanic belt of the Svecofennian Domain.  The supracrustal rocks are dominated by felsic metavolcanic successions that can be up to 10 kilometres deep.  Limestones, calc-silicates and mineralized deposits are commonly found within the metavolcanics.  The district is comprised of a series of small proximal basins in a continental rift environment.  The active extensional stage was characterized by felsic volcanism and intrusions followed by subsidence and sedimentation.

Geology of the Zinkgruvan Deposit

Sitting in the immediate structural hanging wall of the Burkland ore body is a copper (chalcopyrite) stringer zone hosted by dolomitic marbles, in turn overlain by the oldest unit in the mine area, a quartz-microcline leptite, likely of felsic volcanic origin.  The copper zone dips steeply northwest, is up to 250 metres long, varies from 5 metres to 38 metres thick and extends from slightly above 600 metres to 1,020 metres vertical, all dimensions depending on grade cut off employed.  It is cut off latterly to the northeast by the Knalla fault and has been cut off by drilling to the southwest and above 650 metres vertical.  It may continue at depth.

Exploration

Since 1999, with minor exception, the only exploration conducted by Zinkgruvan has been that directly related to defining/upgrading known Mineral Resources and exploring for new ones on the Nygruvan-Knalla mineralized horizon, mostly in the Knalla portion of the mine.  Geological staff has historically been successful in upgrading Mineral Resources and replacing Mineral Reserves.

Deposit Types

The genetic model most appropriate for Zinkgruvan is still somewhat controversial, given that some workers prefer a sedimentary-exhalitive model.  However, there is evidence, particularly the presence of what appears to be a copper rich stringer zone stratigraphically below the Burkland ore body, that seems to favour a volcanogenic model, perhaps in a distal environment, whereby mineralized hydrothermal fluids ascended through a vent system or systems and deposited sulphide mineralization in shallow, fairly flat-lying sea floor depressions during a particularly quiescent period.

Drilling

Diamond drilling data are the only data used for resource definition at all scales, stope definition and for grade control.

Holes over 100 metres in length are surveyed using a Maxibor instrument with readings taken every 3 metres.  Core size is generally 28-36 millimetres for underground holes and 28-39 millimetres for surface holes.  Recovery is near 100%.

Sample Preparation, Assaying and Security

Sample length is chosen based on sulphide content and varies, with the maximum length 3.5 metres.  Core splitting is handled in a dedicated and enclosed corner of the core logging area.  A technician splits the core using a hydraulic splitter then places the split portion in a bag marked with the geologist-supplied sample number.  A diamond saw is used occasionally.  The sample bags are transported to the on-site laboratory, located in the concentrator where they are prepared for eventual shipment to Acme Analytical Laboratories Ltd. (“Acme”) in Vancouver, British Columbia for analysis.  The drill core remains within the secure mine compound during the entire logging and splitting process and sample preparation is carried out on site in secure facilities.  All sample batches are packaged securely and sample numbering is checked at each stage of the process.

A 10 gram portion of the pulverized sample is shipped to Acme.  One duplicate sample and one dolerite blank are inserted per 18 samples prior to shipment.  Acme inserts an additional blank and pulp duplicate, and a commercial standard into each 34 sample batch.

The method uses a 1 gram pulp sample diluted in 100 millilitres Aqua Regia, which is then run by ICP-ES.  It covers 23 elements, those of critical importance being zinc, lead, silver, copper, cobalt, nickel and in addition aluminum, arsenic, bismuth, calcium, cadmium, chromium, iron, mercury, potassium, magnesium, manganese, molybdenum, sodium, phosphorus, antimony, strontium and tungsten.

Zinkgruvan staff report no problems with Acme and that accuracy and precision meet industry standards.

Mineral Reserve and Mineral Resource Estimates

Zinkgruvan geological staff estimate and classify Mineral Reserves and Mineral Resources according to the JORC Code.  Zinkgruvan staff have restated the estimates to comply with NI 43-101 requirements and to meet the CIM Standards.  See “Description of the Business – CIM Standards Definitions” for CIM Standards definitions.

The following table sets forth the estimated Mineral Reserves (silver only) for the Zinkgruvan Mine as of December 31, 2006:

Proven and Probable Mineral Reserves (1)(2)(3)(4)(5)

Category	Tonnes	Silver Grade	Contained Silver
		(grams per tonne)	(ounces)

Proven	6,640,000	113	24,110,000
Probable	2,010,000	59	3,820,000
Proven + Probable	8,650,000	100	27,930,000

(1)

The Mineral Reserves for the Zinkgruvan Mine set out in the table above have been estimated by Lars Malmström, Chief Geologist at Zinkgruvan, and Per Hedström, Senior Geologist at Zinkgruvan, who are qualified persons under NI 43-101.  The Mineral Reserves are classified as proven and probable, and are based on the CIM Standards.

(2)

Zinkgruvan uses a 250 Swedish kronor economic cut-off grade when converting Mineral Resources to Mineral Reserves.

(3)

Dilution of the Mineral Reserves is estimated using volumetric reporting of mining blocks after application of a minimum mining width.

(4)

Bulk density are a function of different mineral concentrations and are estimated based on grades.

(5)

Cut-off values are calculated at a price of $5.75 per troy ounce of silver.

The following table sets forth the estimated Mineral Resources (silver only) for the Zinkgruvan Mine as of December 31, 2006:

Measured, Indicated and Inferred Mineral Resources (1)(2)(3)(4)(5)(6)

(excluding Proven and Probable Mineral Reserves)

Category	Tonnes	Silver Grade	Contained Silver
		(grams per tonne)	(ounces)
Zinc Concentrate
Measured	537,000	24	414,000
Indicated	1,251,000	85	3,419,000
Measured + Indicated	1,788,000	67	3,851,000
Inferred	7,790,000	101	25,296,000

Copper Concentrate
Indicated	2,800,000	32	2,881,000
Inferred	890,000	28	801,000

Totals
Measured			414,000
Indicated			6,300,000
Measured + Indicated			6,714,000
Inferred			26,097,000

(1)

The Mineral Resources for the Zinkgruvan Mine set out in the table above have been estimated by Lars Malmström, Chief Geologist, and Per Hedström, Senior Geologist, both employees of Zinkgruvan who are qualified persons under NI 43-101.  The Mineral Resources are classified as measured, indicated and inferred, and are based on the CIM Standards.

(2)

Zinkgruvan uses a 250 Swedish kronor economic cut-off grade when converting Mineral Resources to Mineral Reserves.

(3)

Bulk density are a function of different mineral concentrations and are estimated based on grades.

(4)

Cut-off values are calculated at a price of $5.75 per troy ounce of silver.

(5)

Mineral Resources are not known to the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.

(6)

Numbers may not add up due to rounding.

Mining and Mineral Processing Operations

The long history of mining and processing of the Zinkgruvan ore bodies has progressed the operation through an equally long series of changes to the operation as mining and milling technology evolved.  A modern concentrating facility was built in 1977 and since that time new equipment and automation have been introduced to both the underground and milling operations.  Significant reductions to the operating costs for the nominal 800,000 tonnes per annum operation have been achieved as a result of the changes.  The integration of new ground control technology and mining methods to the underground operation is nearly complete, however, the concentrator continues to operate at approximately 80% of the installed capacity due to a shortage of feed.

In the mid 1990s, the increasing size of the underground mined out areas coupled with inherent horizontal ground stress was leading to increasing difficulty maintaining stability of the hanging wall.  The mining methods and sequences were changed and a new paste backfill system was installed in 2001.  The mine production reached 810,000 tonnes in 2001 which was the highest level of production in the history of the operation.

Since 2001, the underground operation has been working towards refinement of the backfill technology and the mining sequence but has fallen short of production targets.

Underground Operations

The Zinkgruvan underground mine has three shafts with current mining focused on the Burkland and Nygruvan ore bodies.  Shafts P1 and P2 at Nygruvan are 735 metres and 900 metres deep, respectively, with P1 used for hoisting personnel and P2 used for ore, waste, materials and personnel.  There is an internal ramp system below 250 metres but no ramp from surface.  The Knalla shaft, P3, is 350 metres deep and is not a significant part of the current or future operating plan other than as an emergency egress and to support mine ventilation.

In the Burkland deposit, long hole mining is used in panel stoping and sequenced in primary and secondary stopes.  Stope dimensions are 38 metres high by 20 metres wide for the primary stopes and a 25 metres width for the secondary stopes.  On completion of mining of the primary stopes, they are backfilled with paste fill with 4% cement content with the secondary stopes filled with a lower strength paste fill with 2% cement.  In the Nygruvan deposit, sublevel benching is employed followed by paste backfilling.  Stoping is carried out with 15 metre sublevels and stope lengths of 30 metres.

The Zinkgruvan mining operation has evolved from a track operation to primarily a trackless operation.  Although the mine still maintains a track haulage system on the 350 and 650 levels as backup, the main ore haulage to the shaft was completed with three electric Kiruna trucks (two 50 tonne units and one 35 tonne unit).  Some mine servicing is also carried out with track transport from the shaft to the underground shops and storage areas.  Due to battery failure on two of the Kiruna trucks, a study was undertaken regarding whether to replace the electric trucks with Volvo diesel highway type haulage trucks.  A decision was made to keep one electric truck in use for haulage from the 980 to 800 level only.

The Zinkgruvan Mine has all unit operations mechanized and has a modern fleet of equipment.  Due to economic constraint caused by low metal prices in recent years, some capital equipment replacements have been deferred.  The Lundin management has begun to address this issue.

The main Zinkgruvan production hoist has a rated capacity of 1,400,000 tonnes per annum capacity versus the current requirement of hoisting a combined ore and waste total of 1,100,000 tonnes per annum.  The shaft is considered capable of meeting the ore and waste requirements for an ore production averaging 833,000 tonnes per annum anticipated in the unofficial 2005-2009 five-year mine plan.

The ground conditions in the underground workings at Zinkgruvan have an inherent horizontal stress that gradually increased the difficulty in maintaining the hanging wall during the mining cycle.  Mining prior to 2000 had relied on backfilling with a combination of waste rock and sand fill and did not take full advantage of modern ground control technologies.  By the mid 1990s, as the mined out areas increased in size, ground conditions became a more significant factor in planning and achieving production.  This condition was generally more significant in Nygruvan due to the deeper depth of mining and the greater extent of the mined out area.  At the time, the hanging wall stability was not as much an issue in Burkland due to the shallower depth, less advanced mining excavation and the shorter strike length.

Starting in the mid 1990s, Zinkgruvan engaged external consultants to review the ground conditions and recommend changes and additions to the underground operations and ground control program.  Included in the changes implemented over the last seven years are:  construction of a paste backfill plant and incorporation of tight cemented fill in the mining cycle and in catch-up of filling mined out areas; development of a numerical modelling system using the Nfold program to track ground conditions; installation of a seismic monitoring station; development of a stoping sequence and mine development plan designed to maintain hanging wall stability; and development of a ground control management plan.

In 2002 the mine suffered the failure of a main ore pass at Burkland, that significantly restricted production.  The initial paste fill plant operation and underground distribution system also encountered operational difficulties, which took time to resolve.  The operation is now able to support the backfill requirements of ongoing mining and has almost completed the catch-up filling of mined out areas that have been restricted from further mining due to instability of the hanging wall.

Concentrator Operations

The Zinkgruvan concentrator is located immediately south of the P2 main production shaft.  The concentrator was built in 1977 to replace the facility at the Ammeberg site and eliminate the surface rail haulage of the ore to the process facility.  In the 1990s the concentrator was upgraded with both technology and flotation equipment replacements.  The mill has a nominal capacity of 800,000 tonnes annually.  In 2003, it operated about 80% of the time indicating a potential capacity of 900,000 tonnes per annum at an availability of 93%, which is routinely achieved in the industry with concentrator operations of this type.  In addition to the installed capacity that is not currently being utilized, the Zinkgruvan concentrator may also allow opportunities for improved performance and capacity with modifications or additions to the current flowsheet and equipment.

The concentrator final tailings are pumped approximately 4 kilometres south of the plant site to a tailings management area.  The tailings area consists of elevated earth filled dams to contain the tailings flow.  One decant structure drains the water to a holding pond for recycle to the mill.  A second decant structure has been closed off.  The current containment structures are at an elevation of 192 metres above sea level and provide capacity until 2006-2007 depending on the proportion of tailings prepared for underground backfill.

In 2002 the tailings dam developed sinkholes attributed to migration of fines to the decantation towers.  Prior to 2002 there was some small sinkhole activity in the containment structures that has been attributed to migration of fines out of the dam core.  Various geotechnical studies were initiated as well as installation of piezometres in the dam and a comprehensive monitoring plan.  The tailings deposition point was relocated to reduce the hydraulic head near the containment structures.

More recently, in late March 2004 a small sinkhole developed in the upstream dam.  Golder (UK), which has provided geotechnical tailings dam advice in the past, conducted an initial investigation and although it considered the risk of failure of the containment dams remote, recommended an extensive investigation and initial remedial action.  Further investigation was undertaken with the conclusion reached that the problem would be alleviated by ensuring that a relatively large ‘beach’ area was maintained between the tailings dam outer wall and the actual water-covered area.

An application to the regulatory authority for expansion of the tailings dam to an elevation of 200 metres was made in late 2001 and approval was granted subject to payment of a reclamation security deposit.

Environmental

Zinkgruvan has an environmental department and dedicated staff responsible for environmental matters throughout the site.  With rare exception it meets and has met all emission standards.

Recently, elevated zinc values have been noted by local environmental authorities in the northern portion of Lake Vattern near the abandoned former processing and roasting facility of Vieille Montagne in the village of Ammeberg.  Zinkgruvan has stated that it has no liability for activities carried out prior to 1969, but that as a good corporate citizen it is providing assistance to help isolate the problem and provide remediation if required.  Some remedial activity was undertaken during 2005 and more will be undertaken as required.  This does not appear to be a significant economic issue and is being handled appropriately and at low cost by Zinkgruvan.

In December 2001, Zinkgruvan applied to modify its environmental licence or permit to allow for raising the tailings dam by 8 metres to 200 metres above sea level and at the same time to increase production from 900,000 tonnes per annum to 1,500,000 tonnes per annum.  The additional tonnage could include a maximum 500,000 tonnes per annum from the copper zone.  The tailings area presently has storage capacity for two or three additional years assuming the paste fill plant continues to operate at current levels.  The raised dam would allow for production until 2025 at current and planned rates.  Permission was granted in late 2002 but subject to Zinkgruvan depositing with the authorities an amount equal to the projected cost of final rehabilitation.  This amounted to SEK 150,000,000 or roughly $22,000,000 at today’s exchange rate.  There was also a requirement to provide information to show that copper ore production would not result in acid generating tailings, as present tailings are not acid generating.  Zinkgruvan appealed, requesting a lower amount and permission to provide surety over a period of time.  It also stated that final closure costs would likely be less than the amount requested.  In December 2003, the Supreme Environmental Court ruled that a security deposit of SEK 65,000,000 was required to fund closure costs related to activities until that time, unless Zinkgruvan could demonstrate to the satisfaction of environmental authorities that such closure costs would be less.  Zinkgruvan filed a new closure plan on December 1, 2004.  This plan (based on a study of tailings disposal in accordance with prevailing European Union regulations) estimates that closure will cost considerably less than previously estimated.  The tailings, including those which would result from eventual mining of the copper zone, are considered to be inert.  Zinkgruvan estimates that should closure be undertaken today, the cost would be approximately SEK 10,000,000 or $1,500,000.

In the fall of 2003, Zinkgruvan was informed that a new nature preserve, covering approximately 135 hectares had been established two kilometres west-southwest of the Knalla shaft.  The normal process of consultation with those who could be affected by such a designation was bypassed by authorities.  The area included in the reserve is underlain in part by the extension of favourable mine stratigraphy where mine geologists now project that it dips under the granite.  Discussions to ensure that the mine can access the surface of the preserve for drilling purposes and to establish a ventilation raise should a new deposit be discovered under the area have been initiated.

Markets and Contracts

Zinkgruvan has a longstanding reputation as a quality and reliable supplier of zinc and lead concentrate to the major smelters in Europe.  All concentrate sales contracts are negotiated and prepared by Lundin personnel based in Stockholm but are signed by and in the name of Zinkgruvan.  All logistical as well as some administrative functions are performed by Zinkgruvan mine site-based personnel.

Zinkgruvan produces approximately 120,000 tonnes per day of zinc concentrate and 48,000 tonnes per day of lead concentrate.  The lead concentrate contains the payable silver.  The quality of the concentrate is uniformly high and it is readily accepted by all customers.  The only issue in respect of the quality is the cobalt content in the zinc concentrate, sometimes 250 parts per million, well above the penalty level of 150 parts per million at some smelters.

Zinc concentrate is sold to four major smelters in Europe on long term contracts.  Terms for three of the customers have treatment charges (“TCs”) fixed on a yearly basis.  For the fourth and major (approximately 50%), an agreement is in place with TCs for 100% of the quantity fixed for 2004, 67% for 2005 and 33% for 2006.

All other terms in the zinc contracts, such as payment terms and quotational period, are normal market ones.

Lead concentrate is sold to two customers (approximately 50% each).  The TCs for 2004 was fixed at European market level.  For the spot quantities sold in 2004, the TCs have been more favourable for the mine.  All other terms are standard market ones.  The silver in the lead concentrate is paid 95% of the contained silver with a deduction of 50 grams per dry tonne.

Concentrate is shipped by truck 100 kilometres to the port of Otterbacken on Lake Vänern, through the Trollhätte canal to Goteborg and on by sea to north European ports.  All concentrate haulage from the mine, storage and handling at the port and onward transportation is handled by third party contractors.

There are no metal hedges in place.

Europe is today and will continue to be a long-term, net buyer of zinc concentrate.  This means that a local supplier like Zinkgruvan will likely always have a preferred status on the market.

The markets for lead concentrate in Europe have changed to some extent because of smelter closures.   Nonetheless, there should be good offset possibilities for the Zinkgruvan concentrate in the northern part of Europe on a long-term basis.

Capital Costs

Capital requirements to improve and sustain the Zinkgruvan operation have been identified and scheduled in the current life of mine plan.  In addition to these costs, for the purposes of an independent economic evaluation, WGM has made an additional capital cost allowance in its economic analysis, which formed a part of its full December 13, 2004 technical report.  In the initial years of the plan, capital has been included to address issues that are currently identified as critical to production as well as the probable outcome of the mine reclamation/environmental permit amendment negotiations which are continuing.  It is suggested that a bonding option may be available to help reach a more favourable settlement of the reclamation security payment currently under review with the regulatory authority.  An allowance for carrying a bond for the remaining cost of reclamation at the end of the mine life has been made in the economic analysis.

Taxes

There are no mining taxes, royalties or Swedish corporate taxes payable in Sweden.  Taxable income losses are carried forward indefinitely but are not carried back.

Production Estimates

Silver production is projected to average approximately 1,700,000 ounces per year over the life of the mine.  Additional exploration and development work is in progress to further extend the life of the operation.

Yauliyacu Mine, Perú

At the request of the Corporation, Velasquez Spring, P.Eng., Senior Geologist at WGM, and G. Ross MacFarlane, P.Eng., former Senior Associate Metallurgical Engineer at WGM, prepared a report dated April 10, 2006 entitled “A Technical Review of the Yauliyacu Lead/Zinc Mine, Junin Province, Perú for Silver Wheaton Corp.” (the “Yauliyacu Report”).  Velasquez Spring, P.Eng. and G. Ross MacFarlane, P.Eng. are each qualified persons and independent of the Corporation within the meaning of NI 43-101.

The following description of the Yauliyacu Mine has been summarized from the Yauliyacu Report and readers should consult the Yauliyacu Report to obtain further particulars regarding the Yauliyacu Mine.  The Yauliyacu Report is available for review on the SEDAR website located at www.sedar.com under the Corporation’s profile.

Project Description and Location

The Yauliyacu Mine is a low cost operation zinc-lead-silver mine located in central Perú, owned by Empresa Minera Los Quenuales S.A. (“Empresa”), an indirect subsidiary of Glencore.

The mining concessions related to the Yauliyacu Silver Purchase Contract consist of 21 surveyed concessions totalling 14,194.02 hectares.  Empresa holds other mining concessions in the area that are not included in the Yauliyacu Silver Purchase Contract.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Yauliyacu Mine is accessible by paved road and is located approximately 2½ hours east of Lima, Perú, along the central highway that runs east from Lima to the mine and continues up and over the Andean Cordillera into the Perúvian jungle.  The central highway runs parallel to the valley of Rio Rimac, as does a railroad that was built to service the La Oroya smelter and the Cerro de Pasco mines.  The mine is also accessible from Callao, a port city located 10 kilometres west from Lima on the Pacific coast.

The western slopes of the Andes present strong topographic and climatic contrasts.  Along the continental divide, the snow covered peaks (more than 4,500 metres above sea level) present a frigid to glacial climate, while areas between 4,000 to 4,500 metres above sea level exhibit cold climates.  The property at 4,200 metres above sea level exhibits a cold climate during the dry season (May to November) with below freezing temperatures at night-time, while during the wet season the temperature is more temperate, the highest temperatures being recorded in November and December.

The western flank of the Andes is characterized by abrupt topography with an alignment of continuous chains of mountain peaks that limit, to the east, the steep and deep valleys that descend down the Pacific coast in a west to southwest direction.  These valleys vary in altitude from 800 metres above sea level, the elevation of the mountain spurs at the coastal plain, to 4,000 metres above sea level, the elevation of the head of the valleys on the edge of the altiplano.  The altiplano above 4,000 metres is characterized by an area of moderate relief with the landforms produced by glacial and fluvial glacial forces.  The altiplano is made up of pampas, hills and chains of smooth mountains that increase in elevation progressively towards the continental divide.

The area surrounding the Yauliyacu Mine is poorly inhabited except for the numerous experienced miners.  The majority of the inhabitants are located along the valleys and are engaged in raising livestock and in agriculture.  The major agricultural production comes from the cultivated terraces along the sides of the rivers.  Water in the major valleys flows year round, the product of glacial melts at the headwaters, and in general is readily available.  The Rio Rimac flows year round and is a major water source of the city of Lima.  The water for agriculture along the slope, however, is brought downstream from the rivers by a series of far-reaching aqueducts.

The Yauliyacu Mine is a well developed mine with 23 levels and the complete infrastructure typical of an operating mine, including various repair shops, an assaying laboratory, mine offices, living quarters, dining facilities and a medical centre.

A high voltage power line, belonging to Electro-Andes S.A., provides power to the Yauliyacu Mine.  There are plans for the mine to participate in the building of a gas turbine electrical generator that will be connected to an electrical grid to ensure that the mine has sufficient electrical power during low precipitation periods during which less water flows through Perú’s hydroelectric power generators.

Tailings are pumped 5.5 kilometres from the Yauliyacu mill at 4,120 metres above sea level to the Chinchan tailings pond area at an approximate elevation of 4,465 metres above sea level.  The Graton Tunnel, built by the Cerro de Pasco Mining Company, extends from the Rimac River for 11.5 kilometres under the Yauliyacu Mine and is connected to the mine to assist in drainage and ventilation.

History

Mining in the Casapalca district dates back to the early Spanish colonial period when it was restricted to outcropping or near surface veins.  It is believed that the Spanish were primarily recovering native silver from rich hydrothermal veins or from the oxidized zones.  Modern style mining began in 1887 with Backus and Johnston on the Rayo vein.  Backus and Johnston started the exploration, development and exploitation of several of the mineralized structures in the Casapalca district.

In 1921, Cerro de Pasco Corp. acquired the Casapalca mine and most of the mining permits and licenses that now make up the Yauliyacu Mine are from their original land holdings.  The Cerro de Pasco Corp. also built the 11.5 kilometre Graton Tunnel at 3,240 metres above sea level that extends under the Yauliyacu Mine.

In 1974, Centromin Perú, a state-owned company gained ownership of the Casapalca mining district and through development and selective mining on a mass-scale increased production to 64,000 tons per month.  In 1997, Empresa Mineral Yauliyacu S.A., whose largest shareholder is Quenuales International, purchased the mine.  In the purchase agreement, the Casapalca mining district was split into two mining areas, the Yauliyacu Mine and the Casapalca mine (the “Casapalca Mine”).  The Casapalca Mine is owned by Cia. Minera Casapalca S.A., a privately-owned company.  Although both mines are connected underground, the Casapalca Mine operates independently.

Geological Setting

The regional geological setting of the western side of the Andean Cordillera of central Perú is an area of deeply dissected valleys of steep slopes, with elevations varying from 800 metres above sea level at the bottom of the valleys on the west side to more than 5,400 metres above sea level on the east side at the continental divide.

The Yauliyacu property is underlain by a series of tertiary aged bedded rocks consisting principally of sandstone, calcareous shales, limestones, breccias, tuffs and lavas that are exposed in a series of anticlines and synclines that are part of the Casapalca Anticlinorium.

The mineralization occurs in hydrothermal polymetallic veins and as disseminated orebodies.  The ore forming minerals are mainly sphalerite, galena, tetrahedrite, tennantite and chalcopyrite and the typically gangue minerals pyrite, quartz , calcite, rhodocrosite, dolomite, sericite and manganiferous calcite occurring as fracture infillings.  A mineralogical study of the vein mineralization indicated a cross cutting relationship of four different stages of fluid movement and precipitation.

The main mineralized veins within the Casapalca district are referred to as the principal veins (the “L”, “M”, “N” and “N3” veins) are located in the central part, and are those being exploited at depth.  The L and M veins have the same strike, N20E and dip moderately west.  The N and N3 veins strike east-west and dip steeply north.  Offshoots and splays from the main vein structures forming cuerpos are a common feature.

Exploration

Exploration at the Yauliyacu Mine is carried out by both diamond drilling and by underground development work.  The 2006 exploration program consisted of 25,000 metres of drilling and more than 12,500 metres of development at an expenditure of $7 million and was being carried out within the current mine infrastructure to upgrade Mineral Resources to Mineral Reserves.

In order to explore the continuity of mineralization of certain veins at the Yauliyacu Mine and to define new Mineral Resources and their content of zinc, silver and copper at depth, a drilling program has been planned for 2007.

Deposit Types and Mineralization

The Yauliyacu deposit is described as a hydrothermal polymetallic vein type deposit, believed to result from circulating hydrothermal fluids that extracted, transported and then precipitated the sulphide minerals into open space fillings and as replacement bodies.  Chloride-rich brines and recirculating meteoric waters interacted to produce the ore fluids which as a result of decreasing pressure and temperature and reactions with the wall rock or by mixing of the fluids precipitated the sulphides.  The origin of the metals is thought to be either magmatic or from the interaction of the fluids with the country rocks accumulating the metals.  Characteristic of this type of deposit is the problem of the continuity of the mineralization and the mineralogical variations along the vein system.  As the hydrothermal fluids precipitate the sulphides resulting in changes to the chemical composition of the fluids, this producing a continually varying chemical and mineralogical deposition along the vein.

The mineralization of the Casapalca occurs in two forms as hydrothermal polymetallic veins and as disseminated ore bodies.  The veins are known to be up to 5 kilometres of which 4 kilometres have been exposed underground.  Typically the veins are 0.3 to 1.2 metres in width with a known vertical range of over 2 kilometres.  Strike slip faulting, prior to the mineralization event, has controlled the vein structures with the formation of duplexes.

Drilling

Diamond drilling is of BQ/HQ size with excellent core recovery in the range of 95% at a drilling cost of $50 per metre in 2006.  Drilling is carried out throughout the year by nine machines and crews under contract.  At the core shack, detailed logging is carried out, the core sample intervals marked, half-split by diamond sawing, bagged, tagged and shipped to the mine laboratory for analysis.  Core boxes are well marked and stored orderly for future reference.

Sampling and Analysis

Other than the control samples collected daily at the Yauliyacu Mine for material balance, two principal types of samples are collected daily from the mine workings: samples of the veins/mineralized zones exposed by the mine workings and samples of the diamond drill core from the exploration/development drilling.  Channel samples are collected by hand with a hammer and chisel across the vein every two metres.  Care is taken to collect samples that are representative of both hard and soft portions and collected according to changes in mineralization.  Sample lengths vary between 0.1 of a metre and 1.0 metre with a minimum weight of 3 kilograms per metre of sample.  Separate samples are collected from the hanging and footwall as well as from the veins.

The Yauliyacu laboratory sampling preparation procedure analysis is done completely in-house.  The individual channel sample or the entire half-split core is passed through the first stage crusher.  The entire sample is then passed through the second stage crusher.  The sample is reduced to about 150 grams by a Jones Riffle Splitter and is pulverized.  After verification of a sieve test, the sample is homogenized.  A 0.2 gram sample is extracted, bagged, tagged and sent for atomic absorption spectrometre (“AAS”) analysis for lead, zinc, copper and silver.  The quality control in the mine analytical laboratory is achieved in several manners taking into account the AAS analytical method and its sensitivity to temperature changes, particularly at the high altitude of Yauliyacu.  Although the Yauliyacu laboratory does not use international standard samples or blank samples in the sample analytical routine, a series of tests were done to test the analytical precision at Yauliyacu by running analyses on duplicate samples on more than 300 samples over a four week period.  Since a random selection of samples were analysed each day during the four week period, this provided an overall view of the precision.  The analytical precision as well as the AAS analytical method for samples were both considered acceptable.

Security of Samples

Sample security at the mine is provided by a well established control for the bagging, tagging and daily processing of the numerous samples collected at the Yauliyacu Mine.

Mineral Reserve and Mineral Resource Estimates

Empresa geological staff estimate and classify Mineral Reserves and Mineral Resources according to the JORC Code.  Empresa staff have restated the estimates to comply with NI 43-101 requirements and to meet the CIM Standards.  See “Description of the Business – CIM Standards Definitions” for CIM Standards definitions.

The following table sets forth the estimated Mineral Reserves (silver only) for the Yauliyacu Mine as of December 31, 2005:

Proven and Probable Mineral Reserves (1)(2)(3)

Category	Tonnes	Silver Grade	Contained Silver
		(grams per tonne)	(ounces)

Proven	1,208,000	124	4,820,000
Probable	1,268,000	198	8,070,000
Proven + Probable	2,476,000	162	12,890,000

(1)

The Mineral Reserves for the Yauliyacu Mine set out in the table above have been estimated by Velasquez Spring, P.Eng., Senior Geologist at WGM, who is a qualified person under NI 43-101.  The Mineral Reserves are classified as proven and probable, and are based on the CIM Standards.

(2)

Official figures for the silver grades at the Yauliyacu Mine are reported in ounces per metric tonne.  For clarity, WGM has converted them to grams per tonne using a conversion factor of 31.104 grams per troy ounce.

(3)

Cut-off values are calculated at a price of $6.00 per troy ounce of silver.

The following table sets forth the estimated Mineral Resources (silver only) for the Yauliyacu Mine as of December 31, 2005:

Measured, Indicated and Inferred Mineral Resources (1)(2)(3)(4)

(excluding Proven and Probable Mineral Reserves)

Category	Tonnes	Silver Grade	Contained Silver
		(grams per tonne)	(ounces)

Measured	2,107,000	265	17,952,000
Indicated	3,012,000	353	34,184,000
Measured + Indicated	5,119,000	317	52,136,000
Inferred	6,886,000	293	64,867,000

(1)

The Mineral Resources for the Yauliyacu Mine set out in the table above have been estimated by Velasquez Spring, P.Eng., Senior Geologist at WGM, who is a qualified person under NI 43-101.  The Mineral Resources are classified as measured, indicated and inferred, and are based on the CIM Standards.

(2)

Official figures for the silver grades at the Yauliyacu Mine are reported in ounces per metric tonne.  For clarity, WGM has converted them to grams per tonne using a conversion factor of 31.104 grams per troy ounce.

(3)

Cut-off values are calculated at a price of $6.00 per troy ounce of silver.

(4)

Mineral Resources are not known to the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.

Mining Operations

Mining Method

The Yauliyacu mining operation currently employs a number of mining methods to extract the mineralization.  These include open stoping in the wider “orebody” areas of the veins to narrow vein methods using cut-and-fill and shrinkage.  In areas where the geometry of the narrow veins allows, long-hole mining is being used with holes varying between 14 to 18 metres in length.  In the narrower veins and down to the limit of the mining width, hand held drilling is employed.  Currently, approximately 60% of the production is sustained by hand held drilling.  Wherever possible, trackless equipment is used for drilling and mucking.

The Yauliyacu concentrator is located immediately adjacent to the main mine access at an elevation of 4,510 metres above sea level.  Despite the steep terrain of the mill location, the installation is a modern milling facility that has been upgraded during the expansion of the capacity to 3,600 tonnes per day in the 1998 to 2001 period.  The concentrator has three flotation circuits with the capacity to produce three separate concentrates of zinc, lead and copper but current smelter terms make it more favourable to produce the copper with the lead in a bulk concentrate.

Due to the steep walled valley with the small river and highway, the mill site development was restricted to a small area on the east side of the valley.  The west side of the valley near the mill site has a reclaimed tailings area which is terraced and protected with concrete retaining walls along the river channel.  The operating history of the mine has long since exhausted any near mine or downstream potential for the deposition of tailings.  The current operation is required to pump the tailings further up the valley.

Metallurgical Results

During 2005, the Yauliyacu mill had a zinc recovery of 86.4% to the zinc concentrate and 84.9% lead recovery and 69.6% copper recovery to a bulk concentrate.  Silver recovery in the bulk concentrate was 78.7% while 7.1% was recovered in zinc concentrate.  The Yauliyacu concentrator operating history since the most recent expansion to 3,600 tonnes per day shows a high mechanical availability with the annual operating time consistently above 92%.  The metallurgical results in the same period have shown consistent recoveries of the four metals.

Environmental

The Yauliyacu Mine operation complies with Perúvian water quality requirements.  The mine has two main monitoring points located at the tailings dam and at the Graton Tunnel, with two additional points at the mine entrances.  The water quality is monitored for iron, lead, zinc, pH, total cyanide, temperature, quantity and total suspended solids.  Since 2004, the water discharges have remained compliant.  The receiving waters for the mine water discharge is used by the city of Lima.  As a result, the mine must recycle as much water as possible as well as maintaining close control of the mine water discharge.  Due to the steep slope of the valley and the river bed and frequent slides, the river water quality has an elevated natural background of suspended solids.

The mine is located in an area that is primarily industrial with few dwellings that are not associated with the mine operation.  There are no issues with noise or air quality associated with the mine.  The centre of the valley near the mine has a busy highway with heavy truck haulage on steep grades as well as a railway operation.

Capital and Operating Costs

Capital requirements to improve and sustain the Yauliyacu operation have been identified and scheduled in the current life of mine plan.  The major portion of the capital budget that has been estimated is required for the exploration drilling and the associated mine development to access drilling stations.  The balance of the capital required is to sustain and replace the mine and mill production equipment.  The current capital requirements for the next five years used in the WGM forward looking study show an average of $12.2 million per year.

The Yauliyacu capital estimates include some capital expenditures for tailings as well as studies of the alternative site at Tablachaca.  WGM believes that the current requirements to increase the safety factor in the dam at Chinchan as well as study of alternatives for tailings disposal that may be more cost effective for the operation will require additional capital expenditure.

The operating costs at Yauliyacu since completion of the expansion have been increasing due to the increasing cost of fuel and power as well as the increased mining cost of a higher proportion of vein mining.  The underground mining costs have a range from $18.49 per tonne for high productivity zones up to $37.00 per tonne for mining the minimum mining widths in the narrower veins.

In recent years, Yauliyacu has been exposed to purchasing power at spot market prices which has contributed to some of the increasing operating costs of the mine.  To address the rising costs, Empresa has entered into a joint venture to develop a gas turbine power generating facility which is expected to provide the mine with a reduced and fixed cost of power starting in 2007.  The power cost is fixed except for a gas royalty which is not expected to appreciably change in the future.  These reduced power costs are projected in Empresa’s long term mine plan.

Empresa has based the long term mine plan on the operating cost history with an average cost of $21.70 per tonne in projecting 10 and 15 year mine plans.  WGM believes that the ability to maintain this low cost structure will be difficult due to a number of factors.  These include an increasing amount of production below the mill elevation and the main haulage level.  In essence a higher proportion of the production will have to be moved against gravity as opposed to with the assistance of gravity.  Additionally, there will be an increasing percentage of narrow vein mining with the associated higher development and production costs.  For these reasons, WGM has based its operating cost estimates on higher operating costs than Empresa’s long term projections.

Production Estimates

WGM prepared a forward looking study on the Yauliyacu Mineral Reserves and Mineral Resources.  This study includes Inferred Mineral Resources and extends over a period of 20 years with an estimated production rate of 1.26 million tonnes of ore per year.

Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.  Due to the uncertainty which may attach to Inferred Mineral Resources, there is no assurance that Inferred Mineral Resources will be upgraded to Proven and Probable Mineral Reserves as a result of continued exploration.  The 20 year production schedule is a preliminary assessment which is preliminary in nature and includes Inferred Mineral Resources that are too speculative geologically to have economic considerations applied to them to enable them to be categorized as Mineral Reserves.  There is no certainty that the preliminary assessment will be realized.

DIVIDENDS

The Corporation currently intends to retain future earnings, if any, for use in its business and does not anticipate paying dividends on the Common Shares in the foreseeable future.  Any determination to pay any future dividends will remain at the discretion of the Corporation’s board of directors and will be made taking into account its financial condition and other factors deemed relevant by the board.  The Corporation has not paid any dividends since its incorporation.

DESCRIPTION OF CAPITAL STRUCTURE

Authorized Capital

The authorized share capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of preference shares (the “Preference Shares”), issuable in series.  As of March 20, 2007, 221,280,544 Common Shares and no Preference Shares are issued and outstanding.

Common Shares

Holders of Common Shares are entitled to receive notice of any meetings of shareholders of the Corporation, to attend and to cast one vote per Common Share at all such meetings.  Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election.  Holders of Common Shares are entitled to receive on a pro-rata basis such dividends, if any, as and when declared by the Corporation’s board of directors at its discretion from funds legally available therefore and upon the liquidation, dissolution or winding up of the Corporation are entitled to receive on a pro-rata basis the net assets of the Corporation after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro-rata basis with the holders of Common Shares with respect to dividends or liquidation.  The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

Preference Shares

The Preference Shares may, at any time or from time to time, be issued in one or more series.  The Corporation’s board of directors shall fix before issue, the number of, the consideration per share of, the designation of, and the provisions attaching to the shares of each series.  Except as required by law or as otherwise determined by the Corporation’s board of directors in respect of a series of shares, the holder of a Preference Share shall not be entitled to vote at meetings of shareholders.  The Preference Shares of each series rank on a priority with the Preference Shares of every other series and are entitled to preference over the Common Shares and any other shares ranking subordinate to the Preference Shares with respect to priority and payment of dividends and distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation.

TRADING PRICE AND VOLUME

Common Shares

The Common Shares are listed and posted for trading on the TSX and the NYSE under the symbol “SLW”.  The following table sets forth information relating to the trading of the Common Shares on the TSX for the months indicated.

Month	High (C$)	Low (C$)	Volume

January 2006	9.12	6.43	27,669,020
February 2006	9.55	7.31	19,316,880
March 2006	13.40	9.35	44,625,706
April 2006	13.34	11.51	30,913,018
May 2006	12.98	8.01	32,299,171
June 2006	10.58	7.41	18,267,296
July 2006	11.31	9.30	12,517,179
August 2006	12.19	10.52	18,582,625
September 2006	13.50	9.32	24,549,876
October 2006	12.58	8.99	16,541,940
November 2006	13.74	11.82	26,564,588
December 2006	13.60	11.65	12,549,627

The price of the Common Shares as quoted by the TSX at the close of business on December 29, 2006 was C$12.22 and on March 20, 2007 was C$10.90.

Warrants

The common share purchase warrants (the “Warrants”) of the Corporation (five of which are exercisable to acquire one Common Share at a price of C$4.00 until August 5, 2009) are listed and posted for trading on the TSX under the symbol “SLW.WT”.  The following table sets forth information relating to the trading of the Warrants on the TSX for the months indicated.

Month	High (C$)	Low (C$)	Volume

January 2006	1.15	0.63	7,563,272
February 2006	1.16	0.84	10,697,803
March 2006	1.98	1.13	14,529,663
April 2006	2.00	1.58	14,303,537
May 2006	1.96	1.11	7,232,143
June 2006	1.49	1.00	3,228,109
July 2006	1.70	1.32	2,489,392
August 2006	1.85	1.50	1,525,429
September 2006	2.05	1.23	5,053,096
October 2006	1.79	1.20	2,013,855
November 2006	1.99	1.68	2,694,494
December 2006	1.97	1.60	1,343,353

The price of the Warrants as quoted by the TSX at the close of business on December 29, 2006 was C$1.73 and on March 20, 2007 was C$1.50.

Series A Warrants

The Series A common share purchase warrants (the “Series A Warrants”) of the Corporation (five of which are exercisable to acquire one Common Share at a price of C$5.50 until November 30, 2009) are listed and posted for trading on the TSX under the symbol “SLW.WT.A”.  The following table sets forth information relating to the trading of the Series A Warrants on the TSX for the months indicated.

Month	High (C$)	Low (C$)	Volume

January 2006	0.98	0.50	2,741,675
February 2006	1.05	0.67	1,687,560
March 2006	1.71	0.91	6,091,100
April 2006	1.85	1.30	5,570,894
May 2006	1.90	1.02	4,664,589
June 2006	1.37	0.90	2,700,675
July 2006	1.58	1.24	1,286,973
August 2006	1.78	1.47	1,525,970
September 2006	1.95	1.12	10,480,952
October 2006	1.65	1.09	767,249
November 2006	1.88	1.50	3,555,030
December 2006	1.75	1.42	506,219

The price of the Series A Warrants as quoted by the TSX at the close of business on December 29, 2006 was C$1.60 and on March 20, 2007 was C$1.35.

Series B Warrants

The Series B common share purchase warrants (the “Series B Warrants”) of the Corporation (each of which is exercisable to acquire one Common Share at a price of C$10.00 until December 22, 2010) are listed and posted for trading on the TSX under the symbol “SLW.WT.B”.  The following table sets forth information relating to the trading of the Series B Warrants on the TSX for the months indicated.

Month	High (C$)	Low (C$)	Volume

January 2006	3.97	1.50	645,187
February 2006	3.85	2.70	556,518
March 2006	7.24	3.40	1,455,389
April 2006	7.90	5.90	1,406,274
May 2006	7.45	3.90	1,382,684
June 2006	5.05	3.10	556,779
July 2006	6.30	4.51	731,370
August 2006	7.00	5.35	363,330
September 2006	7.65	4.56	1,367,968
October 2006	6.66	4.65	218,518
November 2006	7.44	6.31	209,238
December 2006	7.69	6.03	222,588

The price of the Series B Warrants as quoted by the TSX at the close of business on December 29, 2006 was C$6.43 and on March 20, 2007 was C$5.30.

DIRECTORS AND OFFICERS

The following table sets forth the name, province/state and country of residence, position held with the Corporation and principal occupation of each person who is a director and/or an officer of the Corporation.

Name, Province/State and Country of Residence	Position(s) with the Corporation	Principal Occupation

Eduardo Luna Mexico City, Mexico	Chairman and Director since December 2004 (5)	Executive Vice President of Goldcorp and President of Luismin (mining companies)

Peter D. Barnes (6) British Columbia, Canada	President, Chief Executive Officer and Director since April 2006 (5)	President and Chief Executive Officer of Silver Wheaton

Lawrence I. Bell (1) British Columbia, Canada	Director since April 2006 (5)	Non-Executive Chairman of British Columbia Hydro and Powerex

John A. Brough (1)(3) Florida, United States	Director since October 2004 (5)	President of Torwest, Inc. and Wittington Properties Limited (real estate development companies)

R. Peter Gillin (1)(2)(3) Ontario, Canada	Director since October 2004 (5)	Chairman and Chief Executive Officer of Tahera Diamond Corporation (diamond exploration and development company)

Douglas M. Holtby (2) British Columbia, Canada	Director since April 2006 (5)	Vice Chairman and Lead Director of Goldcorp (mining company) and President and Chief Executive Officer of Arbutus Road Investments Inc. and MKC Capital (private investment companies)

Wade D. Nesmith (2)(3)(4) British Columbia, Canada	Director since October 2004 (5)	Private Investor

Nolan Watson (7) British Columbia, Canada	Chief Financial Officer	Chief Financial Officer of Silver Wheaton

Randy Smallwood British Columbia, Canada	Executive Vice President of Corporate Development	Executive Vice President of Corporate Development of Silver Wheaton

Paul M. Stein Ontario, Canada	Corporate Secretary	Partner, Cassels Brock & Blackwell LLP (law firm)

Anna M. Tudela British Columbia, Canada	Director, Legal and Assistant Corporate Secretary	Director, Legal and Assistant Corporate Secretary of Goldcorp (mining company) and Silver Wheaton

(1)

Member of the Audit Committee.

(2)

Member of the Compensation Committee.

(3)

Member of the Corporate Governance and Nominating Committee.

(4)

Lead Director.

(5)

Directors are elected at each annual meeting of Silver Wheaton’s shareholders and serve as such until the next annual meeting or until their successors are elected or appointed.

(6)

Mr. Barnes was appointed President and Chief Executive Officer of the Corporation on April 20, 2006.

(7)

Mr. Watson was appointed Chief Financial Officer of the Corporation on April 20, 2006.

The principal occupations, businesses or employments of each of the Corporation’s directors and officers within the past five years are disclosed in the brief biographies set forth below.

Eduardo Luna – Chairman.  Mr. Luna has been Chairman of Silver Wheaton since October 2004 (and was Interim Chief Executive Officer of Silver Wheaton from October 2004 to April 2006), Executive Vice President of Wheaton River Minerals Ltd. (“Wheaton River”) from June 2002 to April 2005, Executive Vice President of Goldcorp since March 2005 and President of Luismin, S.A. de C.V. since 1991.  He holds a degree in Advanced Management from Harvard University, an MBA from Instituto Tecnologico de Estudios Superiores de Monterrey and a Bachelor of Science in Mining Engineering from Universidad de Guanajuato.  He held various executive positions with Minera Autlan for seven years and with Industrias Peñoles for five years.  He is the former President of the Mexican Mining Chamber and the former President of the Silver Institute.  He serves as Chairman of the Advisory Board of the Faculty of Mines at the University of Guanajuato and of the Mineral Resources Council in Mexico.

Peter D. Barnes – President, Chief Executive Officer and Director.  Mr. Barnes is currently the President, Chief Executive Officer and a director of Silver Wheaton.  He was Executive Vice President and Chief Financial Officer of Silver Wheaton from October 2004 to April 2006, Executive Vice President and Chief Financial Officer of Goldcorp from March 2005 to April 2006, and prior to such time he was Executive Vice President of Wheaton River from February 2003 and Chief Financial Officer of Wheaton River from July 2003.  Prior to joining Wheaton River, from October 2000 to March 2002, he was President and Chief Financial Officer of Crew Development Corporation.  Mr. Barnes is a Chartered Accountant with over 20 years of senior management experience, and holds a Bachelor of Science in Economics from the University of Hull, England.

Lawrence I. Bell – Director.  Mr. Bell is the non-executive Chairman of British Columbia Hydro and Powerex.  From August 2001 to November 2003, Mr. Bell was Chairman and Chief Executive Officer of British Columbia Hydro and Powerex and, from 1987 to 1991, he was Chairman and Chief Executive Officer of British Columbia Hydro and Powerex.  He is also a director of Hardwoods Distribution Income Fund, International Forest Products Limited, Miramar Mining Corporation, Goldcorp and Kimber Resources Inc. and is former Chairman of the University of British Columbia Board of Directors.  Prior to these positions, Mr. Bell was Chairman and President of the Westar Group and Chief Executive Officer of Vancouver City Savings Credit Union.  In the province's public sector, Mr. Bell has served as Deputy Minister of Finance and Secretary to the Treasury Board.

John A. Brough – Director.  Mr. Brough has been President of both Torwest, Inc. and Wittington Properties Limited, real estate development companies, since 1998.  Prior thereto, from 1996 to 1998, Mr. Brough was Executive Vice President and Chief Financial Officer of iSTAR Internet, Inc.  Prior thereto, from 1974 to 1996, he held a number of positions with Markborough Properties, Inc., his final position being Senior Vice President and Chief Financial Officer which position he held from 1986 to 1996.  Mr. Brough is an executive with over 30 years of experience in the real estate industry.  He is currently a director and Chairman of the Audit Committee of Kinross Gold Corporation, a director of Livingston International Income Fund, a director and Chairman of the Audit Committee of First National Financial Income Fund and a director and Chairman of the Audit Committee of Rockwater Capital Corporation.  Mr. Brough holds a Bachelor of Arts degree in Political Science and Economics from the University of Toronto and is a Chartered Accountant.  Mr. Brough has graduated from the Director’s Education Program at the University of Toronto, Rotman School of Management.

R. Peter Gillin – Director.  Mr. Gillin has been Chairman and Chief Executive Officer of Tahera Diamond Corporation, a diamond exploration, development and production company, since October 2003.  Since 2004, Mr. Gillin has been a member of the Independent Review Committee of TD Asset Management Inc. and, since December 2005, a director of Trillium Health Care Products Inc.  From November 2002 to May 2003, Mr. Gillin was President and Chief Executive Officer of Zemex Corporation, an industrial minerals corporation.  From 1996 to 2002, Mr. Gillin was Vice Chairman and a director of N.M. Rothschild & Sons Canada Limited, an investment bank, and, from 2001 to 2002, was Acting Chief Executive Officer of N.M. Rothschild & Sons Canada Limited.  Mr. Gillin has an Honours Business Administration degree from the Richard Ivey School of Business at the University of Western Ontario and is a Chartered Financial Analyst Charterholder.

Douglas M. Holtby – Director.  Mr. Holtby is Vice Chairman and Lead Director to the board of directors of Goldcorp and President and Chief Executive Officer of two private investment companies, Arbutus Road Investments Inc. and MKC Capital.  From June 1989 to June 1996, Mr. Holtby was President, Chief Executive Officer and a director of WIC Western International Communications Ltd., from 1989 to 1996, he was Chairman of Canadian Satellite Communications Inc., from 1998 to 1999, he was a Trustee of ROB.TV and CKVU, from 1974 to 1989, he was President of Allarcom Limited and, from 1982 to 1989, he was President and a shareholder of Allarcom Pay Television Limited.  Mr. Holtby is a Chartered Accountant.

Wade D. Nesmith – Lead Director.  Mr. Nesmith is currently associate counsel with Lang Michener LLP, a law firm where he previously practiced from 1993 to 1998 and where he was associate counsel during 2004.  From 2000 to 2003, he was Vice President, Strategic Development of Westport Innovations Inc., a high performance, low emissions engines and fuel systems company, and, from 1999 to 2000, he was the principal of the law firm of Nesmith & Associates.  Mr. Nesmith was the former Superintendent of Brokers for the Province of British Columbia.  From December 2003 to March 2005, Mr. Nesmith was a director of Oxford Automotive Inc., a U.S. based, tier-one auto parts manufacturer.  He also served as Chairman of the Executive Committee and the Compensation Committee of Oxford Automotive Inc.

Nolan Watson – Chief Financial Officer.  Mr. Watson, a former Valedictorian of the Chartered Accounting Program, is a Chartered Financial Analyst charterholder and holds a Bachelor of Commerce Degree, with honours, from the University of British Columbia.  Prior to joining Silver Wheaton in January 2005, he worked in the Corporate Finance department of Deloitte and Touche where he specialized in financial advisory services, including mergers and acquisitions.

Randy Smallwood – Executive Vice President of Corporate Development.  Mr. Smallwood is Executive Vice President of Corporate Development of the Corporation.  Mr. Smallwood was previously Director of Project Development for Wheaton River from 1993 through its merger with Goldcorp and until 2007.  He has been instrumental in building Wheaton River, Goldcorp and Silver Wheaton over a five year period of acquisitions.  He holds a geological engineering degree from the University of British Columbia and prior to Wheaton River, he worked with Homestake Mining Company, Teck Corp. and Westmin Resources.

Paul M. Stein – Corporate Secretary.  Mr. Stein has been Corporate Secretary of the Corporation since October 2004.  He has also been Corporate Secretary of Goldcorp since March 2005 and, prior thereto, he was Corporate Secretary of Wheaton since 1991.  Mr. Stein is a Partner at the law firm of Cassels Brock & Blackwell LLP, and has practiced law with Cassels Brock & Blackwell LLP since 1995.  Mr. Stein practices in the area of corporate and securities law with an emphasis on mergers and acquisitions, mining and corporate finance.  Mr. Stein is recognized as one of the 500 leading lawyers in Canada in the 2007 Lexpert/American Lawyer Guide acts as lead counsel for a number of public clients that have been involved in mergers, corporate reorganizations and takeover bids, going-private transactions, spin-off transactions, corporate finance and corporate governance matters.  Mr. Stein is recognized as one of the 500 leading lawyers in Canada in the 2007 Lexpert/American Lawyer Guide and is listed as one of the world’s leading mining practitioners in The International Who’s Who of Mining Lawyers 2006 publication.  He is also listed in The Best Lawyers in Canada 2006 and in Lexpert’s 2006 Guide to the Top 100 Industry Specialists in Canada (Mining).  Mr. Stein is also a member of the Toronto Stock Exchange’s Listing Advisory Committee.

Anna M. Tudela –Director, Legal and Assistant Corporate Secretary.  Ms. Tudela is Director, Legal and Assistant Corporate Secretary of the Corporation and Goldcorp.  She has more than 20 years of experience in the securities and corporate finance areas.  Ms. Tudela is also Manager of Roundtables of the Forum for Women Entrepreneurs BC.  Prior to joining Silver Wheaton and Goldcorp, Ms. Tudela worked in the Securities and Corporate Finance Department of Davis & Company LLP from 1996 to 2005.  From 1995 to 1996, Ms. Tudela was Corporate Secretary of Diamond Fields International Ltd.

As at March 20, 2007, the directors and executive officers of Silver Wheaton, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 413,200 Common Shares, representing approximately 0.19% of the total number of Common Shares outstanding before giving effect to the exercise of options or warrants to purchase Common Shares held by such directors and executive officers.  The statement as to the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the directors and executive officers of Silver Wheaton as a group is based upon information furnished by the directors and executive officers.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director or executive officer of Silver Wheaton or a shareholder holding a sufficient number of securities of Silver Wheaton to affect materially the control of the Corporation is, or within the ten years prior to the date hereof has been, a director or executive officer of any company (including Silver Wheaton) that, while that person was acting in that capacity, (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than (a) Lawrence Bell who was a director of a mining company when it filed a plan of reorganization under Chapter 11 on December 22, 1998; and (b) Wade Nesmith who was a director of an auto parts manufacturing company when it applied for Chapter 11 bankruptcy protection in December 2004 and emerged from Chapter 11 bankruptcy protection in March 2005.

Conflicts of Interest

To the best of Silver Wheaton’s knowledge, and other than as disclosed in this annual information form, there are no known existing or potential material conflicts of interest between Silver Wheaton and any director or officer of Silver Wheaton, except that certain of the directors and officers serve as directors and officers of other public companies, in particular, Goldcorp, and therefore it is possible that a conflict may arise between their duties as a director or officer of Silver Wheaton and their duties as a director or officer of such other companies.  See “Description of the Business — Risk Factors — Conflicts of Interest” and “Interest of Management and Others in Material Transactions”.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as described below and elsewhere in this annual information form, since September 1, 2004, no director, executive officer or 10% shareholder of the Corporation or any associate or affiliate of any such person or company, has or had any material interest, direct or indirect, in any transaction that has materially affected or will materially affect the Corporation or any of its subsidiaries.

On October 15, 2004, the Corporation completed the Luismin Transaction.  Pursuant to the Luismin Transaction, Goldcorp became an indirect holder of approximately 75% of the then outstanding Common Shares.  In connection with the Luismin Transaction, the Corporation entered into the Services Agreement with Goldcorp whereby the Corporation has agreed to reimburse Goldcorp for the use of a portion of its office facilities and the services of its personnel.  See “General Development of the Business – Luismin Transaction”.

On March 30, 2006, Silver Wheaton and Goldcorp amended the Luismin Silver Purchase Contract, as described elsewhere in this annual information form.  As a result of this transaction, the Corporation issued 18 million Common Shares and a non-interest bearing $20 million promissory note to Goldcorp, due on March 30, 2007.  In addition, in September 2006, in connection with Goldcorp’s recent acquisition of Glamis Gold Ltd. (“Glamis”), Silver Wheaton agreed to waive its right to acquire an interest in any of Glamis’ Mexican projects.  In exchange for this waiver, Silver Wheaton has received a right of first refusal on future silver production from Goldcorp’s Peñasquito gold project in Mexico.

Goldcorp currently owns approximately 49% of the Corporation.  The Chairman of the Corporation (Eduardo Luna) is Executive Vice President of Goldcorp; and two directors of the Corporation (Lawrence Bell and Douglas Holtby) are also directors of Goldcorp.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares is CIBC Mellon Trust Company (“CIBC Mellon”) at its principal offices in Vancouver, British Columbia and Toronto, Ontario.

The warrant agent for the Warrants, the Series A Warrants and the Series B Warrants is CIBC Mellon at its principal offices in Vancouver, British Columbia and Toronto, Ontario.

MATERIAL CONTRACTS

The only material contracts entered into by the Corporation within the year ended December 31, 2006 or before such time that are still in effect, other than in the ordinary course of business, are as follows:

1.

The Luismin Silver Purchase Contract, as amended, referred to under the heading “General Development of the Business – Luismin Transaction” in this annual information form;

2.

The Goldcorp Option Agreement referred to under the heading “General Development of the Business – Luismin Transaction – Rights to Participate in Advanced Projects” in this annual information form;

3.

The Luismin Option Agreement referred to under the heading “General Development of the Business – Luismin Transaction – Rights to Participate in Advanced Projects” in this annual information form;

4.

The Pre-Emptive Rights Agreement referred to under the heading “General Development of the Business – Luismin Transaction” in this annual information form;

5.

The Services Agreement referred to under the heading “Description of the Business – Operations – Employees” in this annual information form;

6.

The Zinkgruvan Silver Purchase Contract referred to under the heading “General Development of the Business – Zinkgruvan Transaction” in this annual information form; and

7.

The Yauliyacu Silver Purchase Contract referred to under the heading “General Development of the Business – Yauliyacu Transaction” in this annual information form.

INTERESTS OF EXPERTS

The following individuals are the qualified persons as defined by NI 43-101 in connection with the Mineral Reserve and Mineral Resource estimates contained in this annual information form:

1.

Velasquez Spring, P.Eng., Senior Geologist at WGM, is the qualified person responsible for the Mineral Reserve and Mineral Resource estimates for the San Dimas Mine.

2.

Reynaldo Rivera, MAusIMM at Luismin, is the qualified person responsible for the Mineral Reserve and Mineral Resource estimates for the Los Filos Project.

3.

Lars Malmström, Chief Geologist at Zinkgruvan, and Per Hedström, Senior Geologist at Zinkgruvan, are the qualified persons responsible for the Mineral Reserve and Mineral Resource estimates for the Zinkgruvan Mine.

4.

Velasquez Spring, P.Eng., Senior Geologist at WGM, is the qualified person responsible for the Mineral Reserve and Mineral Resource estimates for the Yauliyacu Mine.

The following are the technical reports prepared in accordance with NI 43-101 from which technical information contained in this annual information form has been derived:

1.

San Dimas Mine – Velasquez Spring, P.Eng., Senior Geologist at WGM, and Gordon Watts, P.Eng., Senior Associate Mineral Economist at WGM, prepared a NI 43-101 report for the Corporation entitled “An audit of the Mineral Reserves/Resources Tayoltita, Santa Rita and San Antonio as of December 31, 2006 for Silver Wheaton Corp.” dated March 15, 2007.

2.

Zinkgruvan Mine – John R. Sullivan, P.Geo., former Senior Geologist at WGM, and G. Ross MacFarlane, P.Eng., former Senior Associate Metallurgical Engineer at WGM, prepared a NI 43-101 report for the Corporation entitled “A Technical Review of the Zinkgruvan Mine in South-Central Sweden for Silver Wheaton Corp.” dated December 13, 2004.

3.

Yauliyacu Mine – Velasquez Spring, P.Eng., Senior Geologist at WGM, and G. Ross MacFarlane, P.Eng., former Senior Associate Metallurgical Engineer at WGM, prepared a NI 43-101 report for the Corporation entitled “A Technical Review on the Yauliyacu Lead/Zinc Mine, Junin Province, Perú for Silver Wheaton Corp.” dated April 10, 2006.

Each of such reports are available on SEDAR at www.sedar.com under the Corporation’s profile and a summary of such reports is contained in this annual information form under “Description of the Business – San Dimas Mine, Mexico, – Zinkgruvan Mine, Sweden, – Yauliyacu Mine, Perú”, respectively.

Other than 500 common shares of Goldcorp held by Mr. MacFarlane, none of WGM, nor Messrs. MacFarlane, Spring, Sullivan or Watts held any securities of the Corporation or of any associate or affiliate of the Corporation when they prepared the reports referred to above or following the preparation of such reports nor did they receive any direct or indirect interest in any securities of the Corporation or of any associate or affiliate of the Corporation in connection with the preparation of such reports.

None of WGM, its directors, officers or employees, nor Messrs. MacFarlane, Spring, Sullivan or Watts, currently expected to be elected, appointed or employed as a director, officer or employee of the Corporation or of any associate or affiliate of the Corporation.

Deloitte & Touche LLP, are the independent auditors for the Corporation.

AUDIT COMMITTEE

The Corporation’s Audit Committee is responsible for monitoring the Corporation’s systems and procedures for financial reporting and internal control, reviewing certain public disclosure documents and monitoring the performance and independence of the Corporation’s external auditors.  The committee is also responsible for reviewing the Corporation’s annual audited financial statements, unaudited quarterly financial statements and management’s discussion and analysis of financial results of operations for both annual and interim financial statements and review of related operations prior to their approval by the full board of directors of the Corporation.

The Audit Committee’s charter sets out its responsibilities and duties, qualifications for membership, procedures for committee member removal and appointment and reporting to the Corporation’s board of directors.  A copy of the charter is attached hereto as Schedule “A”.

The members of the Corporation’s current Audit Committee are John A. Brough (Chairman), Lawrence I. Bell and R. Peter Gillin.  Prior to April 20, 2006, the Audit Committee was composed of John A. Brough (Chairman), R. Peter Gillin and Wade D. Nesmith.  Each of Messrs. Brough, Bell and Gillin are independent and financially literate within the meaning of Multilateral Instrument 52-110 Audit Committees (“MI 52-110”).  In addition to being independent directors as described above, all members of the Corporation’s Audit Committee must meet an additional “independence” test under MI 52-110 in that their directors’ fees are the only compensation they, or their firms, receive from the Corporation and that they are not affiliated with the Corporation.

The Audit Committee met four times in 2006.  Mr. Nesmith was present at two out of the four meetings (he was not a member of the Audit Committee for the last two meetings in 2006), Mr. Bell was present at two out of the four meetings (he was not a member of the Audit Committee for the first two meetings in 2006), and each of Messrs. Brough and Gillin were present at all four meetings.

Relevant Education and Experience

Set out below is a description of the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member.

John A. Brough – Mr. Brough is currently President of Torwest, Inc. and Wittington Properties Limited and he has 30 years of experience in the real estate industry.  He has a Bachelor of Arts degree in Political Science and Economics from the University of Toronto, is a Chartered Accountant and is currently a director and Chairman of the Audit Committee of Kinross Gold Corporation, a director of Livingston International Income Fund, a director and Chairman of the Audit Committee of First National Financial Income Fund and a director and Chairman of the Audit Committee of Rockwater Capital Corporation.  Mr. Brough has graduated from the Director’s Education Program at the University of Toronto, Rotman School of Management.

Lawrence I. Bell – Mr. Bell is currently the non-executive Chairman of British Columbia Hydro and Powerex.  From August 2001 to November 2003, Mr. Bell was Chairman and Chief Executive Officer of the British Columbia Hydro and Powerex and, from 1987 to 1991, he was Chairman of the British Columbia Hydro and Powerex.  He is also a director of Hardwoods Distribution Income Fund, International Forest Products Limited, Miramar Mining Corporation, Goldcorp and Kimber Resources Inc. and is former Chairman of the University of British Columbia Board of Directors.  In the province's public sector, Mr. Bell has served as Deputy Minister of Finance and Secretary to the Treasury Board.

R. Peter Gillin – Mr. Gillin is currently the Chairman and Chief Executive Officer of Tahera Diamond Corporation and is also a member of the Independent Review Committee of TD Asset Management Inc. for the purposes of Mutual Reliance Review System applications under National Instrument 81-102 Mutual Funds.  Mr. Gillin has an Honours Business Administration degree from the Richard Ivey School of Business at the University of Western Ontario and is a Chartered Financial Analyst Charterholder.

Pre-Approval Policies and Procedures

The Audit Committee’s charter sets out responsibilities regarding the provision of non-audit services by the Corporation’s external auditors.  This policy encourages consideration of whether the provision of services other than audit services is compatible with maintaining the auditor’s independence and requires Audit Committee pre-approval of permitted audit and audit-related services.

External Auditor Service Fees

Audit Fees

The aggregate audit fees billed by the Corporation’s external auditors for the year ended December 31, 2006 were C$157,500 (year ended December 31, 2005 – C$93,500).

Audit-Related Fees

The aggregate audit-related fees billed by the Corporation’s external auditors for the year ended December 31, 2006 were C$125,000 (year ended December 31, 2005 – C$75,000).  Work performed for these fees included review of the Corporation’s short form prospectuses dated November 30, 2006, April 13, 2006 and December 16, 2005, including the translation of the Corporation’s financial statements.

Tax Fees

The aggregate tax fees in respect of tax compliance, tax advice and tax planning billed by the Corporation’s external auditors for the year ended December 31, 2006 were C$166,900 (year ended December 31, 2005 – C$38,200).

All Other Fees

There were no other fees billed by the Corporation’s external auditors during the last two financial years.

ADDITIONAL INFORMATION

Additional information relating to the Corporation can be found on SEDAR at www.sedar.com.  Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Corporation’s securities and securities authorized for issuance under equity compensation plans will be contained in the management information circular of the Corporation to be prepared in connection with the Corporation’s annual and special meeting of shareholders scheduled to be held on April 26, 2007 which will be available on SEDAR at www.sedar.com.  Additional financial information is provided in the Corporation’s audited consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2006.

SCHEDULE “A”

SILVER WHEATON CORP.

AUDIT COMMITTEE CHARTER

I.

PURPOSE

The Audit Committee is a committee of the Board of Directors (the “Board”) of Silver Wheaton Corp. (“Silver Wheaton” or the “Corporation”). The primary function of the Audit Committee is to assist the Board in fulfilling its financial reporting and controls responsibilities to the shareholders of the Corporation and the investment community. The external auditors will report directly to the Audit Committee. The Audit Committee’s primary duties and responsibilities are:

A.

overseeing the integrity of the Corporation’s financial statements and reviewing the financial reports and other financial information provided by the Corporation to any governmental body or the public and other relevant documents;

B.

assisting the Board in oversight of the Corporation’s compliance with legal and regulatory requirements;

C.

recommending the appointment and reviewing and appraising the audit efforts of the Corporation’s independent auditor, overseeing the non-audit services provided by the independent auditor, overseeing the independent auditor’s qualifications and independence and providing an open avenue of communication among the independent auditor, financial and senior management and the Board of Directors;

D.

assisting the Board in oversight of the performance of the Corporation’s internal audit function;

E.

serving as an independent and objective party to oversee and monitor the Corporation’s financial reporting process and internal controls, the Corporation’s processes to manage business and financial risk, and its compliance with legal, ethical and regulatory requirements;

F.

preparing Audit Committee report(s) as required by applicable regulators; and

G.

encouraging continuous improvement of, and fostering adherence to, the Corporation’s policies, procedures and practices at all levels.

II.

COMPOSITION AND OPERATIONS

A.

The Committee shall operate under the guidelines applicable to all Board committees.

B.

The Audit Committee shall be comprised of at least three directors, all of whom are “independent” as such term is defined in the Board Guidelines.

C.

In addition, unless otherwise authorized by the Board, no director shall be qualified to be a member of the Audit Committee if such director (i) is an “affiliated person”, as defined in Appendix One, or (ii) receives (or his/her immediate family member or the entity for which such director is a director, member, partner or principal and which provides consulting, legal, investment banking, financial or other similar services to the Corporation), directly or indirectly, any consulting, advisory, or other compensation from the Corporation other than compensation for serving in his or her capacity as member of the Board and as a member of Board committees.

D.

All members shall, to the satisfaction of the Board of Directors, be “financially literate” as defined in Appendix One, and at least one member shall have accounting or related financial management expertise to qualify as a “financial expert” as defined in Appendix One.

E.

If a Committee member simultaneously serves on the audit committees of more than three public companies, the Committee shall seek the Board’s determination as to whether such simultaneous service would impair the ability of such member to effectively serve on the Corporation’s audit committee and ensure that such determination is disclosed.

F.

The Committee shall meet at least four times annually, or more frequently as circumstances require. The Committee shall meet within 45 days following the end of each of the first three financial quarters to review and discuss the unaudited financial results for the preceding quarter and the related MD&A and shall meet within 90 days following the end of the fiscal year end to review and discuss the audited financial results for the year and related MD&A prior to their publishing.

G.

The Committee may ask members of management or others to attend meetings and provide pertinent information as necessary. For purposes of performing their audit related duties, members of the Committee shall have full access to all corporate information and shall be permitted to discuss such information and any other matters relating to the financial position of the Corporation with senior employees, officers and independent auditors of the Corporation.

H.

As part of its job to foster open communication, the Committee should meet at least annually with management and the independent auditor in separate executive sessions to discuss any matters that the Committee or each of these groups believe should be discussed privately. In addition, the Committee or at least its Chair should meet with the independent auditor and management quarterly to review the Corporation’s financial statements.

I.

Each of the Chairman of the Committee, members of the Committee, Chairman of the Board, independent auditors, Chief Executive Officer, Chief Financial Officer or Secretary shall be entitled to request that the Chairman of the Audit Committee call a meeting which shall be held within 48 hours of receipt of such request.

III.

RESPONSIBILITIES AND DUTIES

To fulfill its responsibilities and duties the Audit Committee shall:

A.

Create an agenda for the ensuing year.

B.

Review and update this Charter at least annually, as conditions dictate.

C.

Describe briefly in the Corporation’s annual report and more fully in the Corporation’s Management Information Circular the Committee’s composition and responsibilities and how they were discharged.

D.

Documents/Reports Review

i)

Review with management and the independent auditors, the Corporation’s interim and annual financial statements, management discussion and analysis, earnings releases and any reports or other financial information to be submitted to any governmental and/or regulatory body, or the public, including any certification, report, opinion, or review rendered by the independent auditor for the purpose of recommending their approval to the Board prior to their filing, issue or publication.  The Chair of the Committee may represent the entire Committee for purposes of this review in circumstances where time does not allow the full Committee to be available.

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ii)

Review analyses prepared by management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods on the financial statements.

iii)

Review the effect of regulatory and accounting initiatives, as well as off balance sheet structures, on the financial statements of the Corporation.

iv)

Review policies and procedures with respect to directors’ and officers’ expense accounts and management perquisites and benefits, including their use of corporate assets and expenditures related to executive travel and entertainment, and review the results of the procedures performed in these areas by the independent auditor, based on terms of reference agreed upon by the independent auditor and the Audit Committee.

v)

Review expenses of the Board Chair and CEO, the CFO and COO annually.

vi)

Ensure that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the issuer’s financial statements, as well as review any financial information and earnings guidance provided to analysts and rating agencies, and periodically assess the adequacy of those procedures.

E.

Independent Auditor

i)

Recommend to the Board and approve the selection of the independent auditor, consider the independence and effectiveness and approve the fees and other compensation to be paid to the independent auditor.

ii)

Monitor the relationship between management and the independent auditor including reviewing any management letters or other reports of the independent auditor and discussing any material differences of opinion between management and the independent auditor.

iii)

Review and discuss, on an annual basis, with the independent auditor all significant relationships they have with the Corporation to determine their independence and report to the Board of Directors.

iv)

Review and approve requests for any non-audit services to be performed by the independent auditor and be advised of any other study undertaken at the request of management that is beyond the scope of the audit engagement letter and related fees. Pre-approval of non-audit services is satisfied if:

a)

The aggregate amount of non-audit services not pre-approved expected to constitute no more than 5% of total fees paid by issuer and subsidiaries to external auditor during fiscal year in which the services are provided;

b)

the Corporation or a subsidiary did not recognize services as non-audit at the time of the engagement; and

c)

the services are promptly brought to Committee’s attention and approved prior to completion of the audit.

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v)

Ensure disclosure of any specific policies or procedures adopted by the Committee to satisfy pre-approval requirements for non-audit services by the Corporation’s external auditor.

vi)

Review the relationship of non-audit fees to audit fees paid to the independent Auditor  to ensure that auditor independence is maintained.

vii)

Ensure that both the audit and non-audit fees are disclosed to shareholders by category.

viii)

Review the performance of the independent auditor and approve any proposed discharge and replacement of the independent auditor when circumstances warrant.  Consider with management and the independent auditor the rationale for employing accounting/auditing firms other than the principal independent auditor.

ix)

At least annually, consult with the independent auditor out of the presence of management about significant risks or exposures, internal controls and other steps that management has taken to control such risks, and the fullness and accuracy of the organization’s financial statements.  Particular emphasis should be given to the adequacy of internal controls to expose any payments, transactions, or procedures that might be deemed illegal or otherwise improper.

x)

Arrange for the independent auditor to be available to the Audit Committee and the full Board as needed. Ensure that the auditors report directly to the Audit Committee and are made accountable to the Board and the Audit Committee, as representatives of the shareholders to whom the auditors are ultimately responsible.

xi)

Oversee the work of the independent auditors engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services.

xii)

Ensure that the independent auditors are prohibited from providing the following non-audit services and determining which other non-audit services the independent auditors are prohibited from providing:

a)

bookkeeping or other services related to the accounting records or financial statements of the Corporation;

b)

financial information systems design and implementation;

c)

appraisal or valuation services, fairness opinions, or contribution-in-kind reports;

d)

actuarial services;

e)

internal audit outsourcing services;

f)

management functions or human resources;

g)

broker or dealer, investment adviser or investment banking services;

h)

legal services and expert services unrelated to the audit; and

i)

any other services which the Public Company Accounting Oversight Board determines to be impermissible.

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xiii)

Approve any permissible non-audit engagements of the independent auditors, in accordance with applicable legislation.

F.

Financial Reporting Processes

i)

In consultation with the independent auditor review the integrity of the organization’s financial and accounting controls and reporting processes, both internal and external.

ii)

Consider the independent auditor’s judgments about the quality and appropriateness, not just the acceptability, of the Corporation’s accounting principles and financial disclosure practices, as applied in its financial reporting, particularly about the degree of aggressiveness or conservatism of its accounting principles and underlying estimates and whether those principles are common practices or are minority practices.

iii)

Consider and approve, if appropriate, major changes to the Corporation’s accounting principles and practices as suggested by management with the concurrence of the independent auditor and ensure that the accountants' reasoning is described in determining the appropriateness of changes in accounting principles and disclosure.

G.

Process Improvement

i)

Discuss with independent auditors (i) the auditors’ internal quality-control procedures; and (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the auditors, or by any inquiry of investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the auditors, and any steps taken to deal with any such issues.

ii)

Reviewing and approving hiring policies for employees or former employees of the past and present independent auditors.

iii)

Establish regular and separate systems of reporting to the Audit Committee by each of management and the independent auditor regarding any significant judgments made in management’s preparation of the financial statements and the view of each as to appropriateness of such judgments.

iv)

Review the scope and plans of the independent auditor's audit and reviews prior to the audit and reviews being conducted.  The Committee may authorize the independent auditor to perform supplemental reviews or audits as the Committee may deem desirable.

v)

Following completion of the annual audit and quarterly reviews, review separately with each of management and the independent auditor any significant changes to planned procedures, any difficulties encountered during the course of the audit and reviews, including any restrictions on the scope of work or access to required information and the cooperation that the independent auditor received during the course of the audit and reviews.

vi)

Review any significant disagreements among management and the independent auditor in connection with the preparation of the financial statements.

vii)

Where there are significant unsettled issues the Committee shall ensure that there is an agreed course of action for the resolution of such matters.

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viii)

Review with the independent auditor and management significant findings during the year and the extent to which changes or improvements in financial or accounting practices, as approved by the Audit Committee, have been implemented.  This review should be conducted at an appropriate time subsequent to implementation of changes or improvements, as decided by the Committee.

ix)

Review activities, organizational structure, and qualifications of the CFO and the staff in the financial reporting area and see to it that matters related to succession planning within the Corporation are raised for consideration at the full Board.

H.

Ethical and Legal Compliance

i)

Review management’s monitoring of the Corporation’s system in place to ensure that the Corporation’s financial statements, reports and other financial information disseminated to governmental organizations, and the public satisfy legal requirements.

ii)

Review, with the Corporation’s counsel, legal and regulatory compliance matters, including corporate securities trading policies, and matters that could have a significant impact on the organization’s financial statements.

iii)

Review implementation of compliance with the Sarbanes-Oxley Act, Ontario Securities Commission requirements and other legal requirements.

iv)

Ensure that the CEO and CFO provide written certification with annual and interim financial statements and interim MD&A and the Annual Information Form.

I.

Risk Management

i)

Make inquires of management and the independent auditors to identify significant business, political, financial and control risks and exposures and assess the steps management has taken to minimize such risk to the Corporation.

ii)

Ensure that the disclosure of the process followed by the Board and its committees, in the oversight of the Corporation’s management of principal business risks, is complete and fairly presented.

iii)

Review management’s program of risk assessment and steps taken to address significant risks or exposures, including insurance coverage.

J.

General

i)

Conduct or authorize investigations into any matters within the Committee’s scope of responsibilities. The Committee shall be empowered to retain independent counsel, accountants and other professionals to assist it in the conduct of any investigation.

ii)

Establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters; and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

iii)

Ensure disclosure in the Annual Information Form if, at any time since the commencement of most recently completed financial year, the issuer has relied on any possible exemptions for Audit Committees.

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iv)

Perform any other activities consistent with this Charter, the Corporation’s Articles and By-laws and governing law, as the Committee or the Board deems necessary or appropriate.

IV.

ACCOUNTABILITY

A.

The Committee Chair has the responsibility to make periodic reports to the Board, as requested, on audit and financial matters relative to the Corporation.

B.

The Committee shall report its discussions to the Board by maintaining minutes of its meetings and providing an oral report at the next Board meeting.

C.

The minutes of the Audit Committee should be filed with the Corporate Secretary.

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APPENDIX ONE TO SCHEDULE “A”

SILVER WHEATON CORP.

AUDIT COMMITTEE CHARTER

Affiliated Person under SEC Rules

An “affiliated person”, in accordance with the rules of the United States Securities and Exchange Commission adopted pursuant to the Sarbanes-Oxley Act, means a person who directly or indirectly controls the Corporation, or a director, executive officer, partner, member, principal or designee of an entity that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Corporation.

Financial Literacy Under Multilateral Instrument 52-110

“Financially literate”, in accordance with MI 52-110, means that the director has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

Financial Expert Under SEC Regulation S-K

A person will qualify as “financial expert” if he or she possesses the following attributes:

a)

an understanding of financial statements and generally accepted accounting principles;

b)

the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

c)

experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements, or experience actively supervising one or more persons engaged in such activities;

d)

an understanding of internal controls and procedures for financial reporting; and

e)

an understanding of audit committee functions.

A person shall have acquired such attributes through:

a)

education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

b)

experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

c)

experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

d)

other relevant experience

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